   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 22, 1995
                                                      REGISTRATION NO. 33-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                   FORM S-2
                         REGISTRATION STATEMENT UNDER
                          THE SECURITIES ACT OF 1933
                         OSHMAN'S SPORTING GOODS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                   DELAWARE
                        (STATE OR OTHER JURISDICTION OF
                        INCORPORATION OR ORGANIZATION)
                                  74-1031691
                     (I.R.S. EMPLOYER IDENTIFICATION NO.)
                               2302 MAXWELL LANE
                             HOUSTON, TEXAS 77023
                                (713) 928-3171
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                 R. L. BOCKART
                         OSHMAN'S SPORTING GOODS, INC.
                               2302 MAXWELL LANE
                             HOUSTON, TEXAS 77023
                                (713) 928-3171
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                  COPIES TO:
          JOHN B. CLUTTERBUCK                     RICHARD H. GILDEN
 MAYOR, DAY, CALDWELL & KEETON, L.L.P.       FULBRIGHT & JAWORSKI L.L.P.
             700 LOUISIANA                        666 FIFTH AVENUE
         HOUSTON, TEXAS 77002                 NEW YORK, NEW YORK 10103
            (713) 225-7000                         (212) 318-3000
                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item
11(a)(1) of this Form, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, check the following box. [_]
                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                          PROPOSED
                                           PROPOSED       MAXIMUM
 TITLE OF EACH CLASS OF                    MAXIMUM       AGGREGATE      AMOUNT OF
    SECURITIES TO BE      AMOUNT TO BE  OFFERING PRICE    OFFERING     REGISTRATION
       REGISTERED         REGISTERED(1)  PER SHARE(2)     PRICE(2)         FEE
-----------------------------------------------------------------------------------
Common Stock, par value
 $1.00 per share........   1,121,250        $11.25      $12,614,063       $4,350
-----------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) Includes 146,250 shares subject to an over-allotment option.
(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, based upon the average of the high and low per share sales prices of the Company's Common Stock on December 18, 1995 as reported on the American Stock Exchange.
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION
STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                         OSHMAN'S SPORTING GOODS, INC.

                             CROSS REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

  FORM S-2 ITEM NUMBER AND HEADING           PROSPECTUS CAPTION OR PAGE
  --------------------------------           --------------------------
  1. Forepart of the Registration
      Statement and Outside Front
      Cover Page of Prospectus....   Registration Statement Cover; Cross
                                     Reference Sheet; Outside Front Cover Page
                                     of Prospectus
  2. Inside Front and Outside Back
      Cover Pages of Prospectus...   Inside Front and Outside Back Cover Pages
                                     of Prospectus; Additional Information
  3. Summary Information, Risk
      Factors and Ratio of
      Earnings to Fixed Charges...   Prospectus Summary; Risk Factors
  4. Use of Proceeds..............   Use of Proceeds
  5. Determination of Offering
      Price.......................   Underwriting
  6. Dilution.....................   Not Applicable
  7. Selling Security Holders.....   Principal and Selling Stockholders
  8. Plan of Distribution.........   Outside Front Cover Page of Prospectus;
                                     Underwriting
  9. Description of Securities to
      be Registered...............   Description of Capital Stock
 10. Interests of Named Experts
      Description of Capital Stock
      and Counsel.................   Certain Legal Matters; Experts
 11. Information with Respect to
      the Registrant..............   Prospectus Summary; The Company; Risk
                                     Factors; Use of Proceeds; Price Range of
                                     Common Stock and Dividend Policy; Selected
                                     Consolidated Financial Data; Management's
                                     Discussion and Analysis of Financial
                                     Condition and Results of Operations;
                                     Business; Management; Principal and Selling
                                     Stockholders; Certain Transactions;
                                     Description of Capital Stock; Index to
                                     Consolidated Financial Statements
 12. Incorporation of Certain
      Information by Reference....   Incorporation of Certain Information by
                                     Reference
 13. Disclosure of Commission
      Position on Indemnification
      for Securities Act
      Liabilities.................   Not Applicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED DECEMBER 22, 1995

PROSPECTUS
                                 975,000 SHARES

                         OSHMAN'S SPORTING GOODS, INC.

                                  COMMON STOCK

                                  -----------

  All of the 975,000 shares of Common Stock of Oshman's Sporting Goods, Inc. (the "Company") offered hereby are being sold by certain selling stockholders (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."

  The Common Stock is traded on the American Stock Exchange under the symbol "OSH." On December 18, 1995, the last reported sales price of the Common Stock on the American Stock Exchange was $11.25 per share. See "Price Range of Common Stock and Dividend Policy."

                                  -----------

  FOR INFORMATION CONCERNING CERTAIN FACTORS RELATING TO THIS OFFERING, SEE "RISK FACTORS," BEGINNING ON PAGE 8 OF THIS PROSPECTUS.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            PRICE           UNDERWRITING         PROCEEDS TO
                             TO             DISCOUNTS AND          SELLING
                           PUBLIC           COMMISSIONS(1)     STOCKHOLDERS(2)
------------------------------------------------------------------------------
Per Share...........        $                   $                   $
Total(3)............        $                   $                   $
------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) For information concerning indemnification of the Underwriters, see "Underwriting."
(2) Before deducting expenses of this offering estimated at $   payable by the
    Selling Stockholders.
(3) The Company has granted to the Underwriters an option, exercisable within
    30 days of the date hereof, to purchase up to 146,250 additional shares of Common Stock solely to cover overallotments, if any, on the same terms and conditions as the shares offered hereby. If such option is exercised in full, the total "Price to Public" and "Underwriting Discounts and
    Commissions" will be $    and $   , respectively, and proceeds to the
    Company will be $   . See "Underwriting."

                                  -----------

  The shares of Common Stock are offered by the several Underwriters, when, as and if delivered to and accepted by the several Underwriters, subject to their right to reject any order in whole or in part and to certain other conditions. It is expected that certificates representing the shares of Common Stock will be available for delivery on or about , 1996 at the offices of Ladenburg, Thalmann & Co. Inc., New York, New York.

                         LADENBURG, THALMANN & CO. INC.

                  THE DATE OF THIS PROSPECTUS IS       , 1996.

                           [PHOTOS ON GATEFOLD PAGE]

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The following documents, which have been filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated herein by reference: (i) Annual Report on Form 10-K for the fiscal year ended January 28, 1995; (ii) Quarterly Reports on Form 10-Q for the fiscal quarters ended April 29, 1995, July 29, 1995 and October 28, 1995 and (iii) the Company's Proxy Statement relating to the annual meeting of stockholders held on June 16, 1995.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

  The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Written or oral requests for such copies should be directed to: Oshman's Sporting Goods, Inc., 2302 Maxwell Lane, Houston, Texas 77023, Attention: R. L. Bockart, telephone number (713) 928-3171.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith, files reports and other information with the Commission. Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy statements and other information may be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006-1881. See "Other Information."

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                        [PHOTOS ON INSIDE COVER PAGE 1]

                        [PHOTOS ON INSIDE COVER PAGE 2]

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus. For a discussion of certain factors relevant to an investment in the Common Stock, see "Risk Factors." References in this Prospectus to the "Company" or "Oshman's" refer to Oshman's Sporting Goods, Inc. and its consolidated subsidiaries. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. See "Underwriting." The terms "fiscal 1990," "fiscal 1991," "fiscal 1992," "fiscal 1993" and "fiscal 1994" refer to the Company's fiscal years ended February 2, 1991, February 1, 1992, January 30, 1993, January 29, 1994 and January 28, 1995, respectively, and "fiscal 1995" refers to the Company's fiscal year ending February 3, 1996.

                                  THE COMPANY

  Oshman's Sporting Goods, Inc. (the "Company" or "Oshman's"), the sixth largest full-line sporting goods retailer in the United States as of the end of 1994, has developed an innovative, interactive concept in sporting goods retailing that it is implementing through its SuperSports USA(R) megastores. The Company is transforming its business by focusing on opening and operating SuperSports USA megastores occupying, on average, approximately 61,000 square feet, while rationalizing its pre-existing base of traditional stores, which average approximately 11,000 square feet. SuperSports USA megastores offer a dominant selection of sporting goods in a visually exciting upscale environment featuring a variety of "play areas" that provide customers with the opportunity to try out sporting goods merchandise. This "play-before-you-pay" approach encourages customers, with the assistance of qualified sales personnel, to purchase the equipment that best satisfies their particular needs and desires while also providing an entertaining shopping experience.

  SuperSports USA megastores are organized as a collection of distinctive sporting goods specialty shops. The merchandising format and layout of each megastore is designed to lead customers along a path through the store, in and out of specialty shops that concentrate on specific sporting goods categories such as in-line skating and skateboarding; skiing and snowboarding; cycling; golf; tennis and other racquet sports; fitness and exercise equipment; hunting, fishing, hiking and camping; and team sports such as baseball, softball, football, basketball, hockey, soccer and volleyball. Each specialty area merchandises sporting equipment as well as the appropriate apparel in a department-store style. Based on the unique shopping experience it provides at its SuperSports USA megastores, the Company intends to establish its megastores as shopping destinations. In recent years, its megastores have performed as follows:

                                    FISCAL YEAR             NINE MONTHS ENDED
                              -------------------------  -----------------------
                                                         OCTOBER 29, OCTOBER 28,
                               1992     1993     1994       1994        1995
                              -------  -------  -------  ----------- -----------
                                          (DOLLARS IN THOUSANDS)
Megastores open at end of
 period(1)..................        5        8       12         11          17
Total megastore net retail
 sales......................  $41,018  $64,616  $95,711    $58,855     $95,526
Percentage of total net
 retail sales(2)............     13.4%    21.6%    34.0%      31.1%       45.0%
Total megastore direct store
 contributions..............  $ 4,189  $ 5,577  $ 9,655    $ 5,449     $ 9,943
Percentage of total direct
 store contributions(2).....     17.5%    35.7%    39.3%      38.1%       57.8%
Contribution margin.........     10.2%     8.6%    10.1%       9.3%       10.4%

--------
(1) Seven megastores opened by the Company in November 1995 at locations purchased from SportsTown, Inc. are not included.
(2) Results for fiscal 1994 and the first nine months of fiscal 1994 and fiscal 1995 do not consider results of operations of 34 traditional stores included in the restructure group pursuant to the restructuring plan initiated in fiscal 1993.

  As of December 18, 1995, the Company operated 24 SuperSports USA megastores and 109 traditional stores located primarily in medium to large metropolitan areas across the United States, with a significant presence in Texas and California. The Company intends to continue to open additional SuperSports USA megastores in both its existing and new markets and currently anticipates opening at least eight additional megastores during fiscal 1996. In addition, the Company currently anticipates opening at least 12 new megastores in each of fiscal 1997 and 1998. Future store openings are, however, dependent upon numerous factors including timing of construction and general market conditions. Since the beginning of fiscal 1990, the Company has reduced its traditional store base from 193 to 109, including four stores that remain in the restructure group. The Company does not intend to open any additional traditional stores in the future and will continue to reexamine and evaluate the performance of each of its stores.

  The Company believes that it is successfully transforming itself into primarily an operator of megastores based upon the percentage of direct store contributions attributable to its megastores. The Company believes that this percentage will continue to increase based upon additional megastores that have already been opened and megastores that are expected to be opened in fiscal 1996 and beyond.

  The following are key elements of the Company's business strategy:

  Unique Megastore Concept. SuperSports USA megastores are designed to offer customers an interactive and engaging shopping experience not available at competing sporting goods megastores. The Company believes that it has distinguished its SuperSports USA megastores from those of its primary megastore competitors by offering customers the unique "play-before-you-pay" opportunity to use sporting equipment. The Company believes that this interactive approach enables customers to find the merchandise best suited to their needs and desires, which, in turn, encourages them to spend more time in the SuperSports USA megastores and to become repeat shoppers. The opportunity for customers to entertain themselves in a variety of innovative indoor athletic settings also encourages repeat shopping. The Company designs each of its megastores to include at least four of the following "play areas:" adult and youth basketball courts; baseball and softball batting cages; electronically simulated golf courses; putting greens; tennis and racquetball courts; treadmill-style ski slope decks; in-line skating areas; and mini-boxing rings.

  Superior Shopping Experience. The Company's SuperSports USA megastores are designed as a series of specialty sporting goods shops brought together under one roof, each offering high-quality merchandise in an upscale setting that results in an overall environment similar to a major department store and unlike the Company's warehouse-format competitors. Each specialty area is designed to concentrate on a specific sporting goods category and present equipment alongside apparel appropriate for that category, creating a focused shopping experience. The merchandise in each specialty area is displayed in a visually creative fashion, utilizing an upscale department-store-style, point-of-purchase presentation. The layout and intended traffic flow of each SuperSports USA megastore are designed to guide customers through the entire store along a path that introduces them to each specialty shop.

  Favorable Merchandising Mix. Because of the unique specialty shop design and upscale department store-style merchandise presentation that is emphasized in the SuperSports USA megastore concept, the Company believes that it sells a greater percentage of higher-margin sportswear than its primary megastore competitors. The Company's advertising and promotional strategy is also designed to support this favorable merchandising mix.

  Destination Shopping Locations. By providing a differentiated and entertaining shopping experience at its megastores, the Company intends to establish each of its SuperSports USA megastores as a shopping destination. As part of this strategy, the Company has sought and obtained mall and shopping center anchor positions for a number of its megastore locations. The ability of the SuperSports USA megastores to serve as mall anchors expands the Company's universe of potential sites for its megastores. Anchor locations generally afford retail tenants more favorable lease terms.

  Dominant Merchandise Selection. By offering high quality, name-brand merchandise across a broad selection of sporting goods categories, the Company targets both enthusiasts of a particular sport and casual sporting goods consumers. Among the approximately 1,200 name brands the Company sells are popular and traditional lines, including Nike, Rollerblade, Reebok, Weslo/ProForm, Canstar/Bauer, Spalding, Columbia, Adidas, Russell Athletic and Wilson Sporting Goods, as well as a number of higher-end specialty brands, such as Nishiki bicycles, Filson and Barbour hunting apparel, G. Loomis fishing equipment, Salomon skis, Teva footwear and Izod apparel.

  Customer Service. As a part of its interactive and engaging SuperSports USA megastore concept, Oshman's(R) encourages its sales associates to be enthusiastic and outgoing in assisting customers. Each specialty sporting goods shop is staffed with knowledgeable and qualified sales personnel whose goal is to assist customers in selecting the merchandise best suited to their needs and desires. Sales personnel are trained to encourage customers to use the play areas and to sample a number of products in a given category. The Company also offers many on-site services, including full service bicycle shops providing custom assembly and tuning, racket stringing and regripping, snow ski equipment repair and maintenance, golf club regripping and fishing and hunting equipment repair.

                                  THE OFFERING

Common Stock, par value $1.00 per share ("Common Stock"),
 offered by the Selling Stockholders.......................... 975,000 shares
Common Stock outstanding after the offering(1)................ 5,818,699 shares
American Stock Exchange symbol................................ OSH

--------
(1) Based on number of shares outstanding as of December 18, 1995. Excludes 683,250 shares of Common Stock issuable upon the exercise of outstanding stock options and stock grants subject to certain vesting requirements granted pursuant to employee and non-employee director benefit plans, of which 360,850 were exercisable as of December 18, 1995.

        SUMMARY CONSOLIDATED FINANCIAL DATA AND SELECTED OPERATING DATA

                                FISCAL YEAR(1)               NINE MONTHS ENDED
                          -----------------------------   ------------------------
                                                          OCTOBER 29,  OCTOBER 28,
                            1992      1993       1994        1994         1995
                          --------  --------   --------   -----------  -----------
STATEMENTS OF OPERATIONS
 DATA
 (IN THOUSANDS EXCEPT
 PER SHARE DATA):
Net sales...............  $313,253  $307,935   $311,419    $212,692     $225,627
Cost of goods sold......   200,348   205,250    202,110     138,120      145,875
                          --------  --------   --------    --------     --------
  Gross profit..........   112,905   102,685    109,309      74,572       79,752
Operating expenses:
  Selling and
   administrative
   expenses.............   113,808   112,979    110,449      79,506       82,421
  Corporate
   restructuring........        --    15,000         --          --           --
  Miscellaneous
   income(2)............      (530)     (921)    (2,944)     (2,561)      (2,127)
                          --------  --------   --------    --------     --------
   Operating income
    (loss)..............      (373)  (24,373)     1,804      (2,373)        (542)
Interest expense,
 net(2).................       758     1,358      1,382       1,130        1,502
                          --------  --------   --------    --------     --------
Earnings (loss) before
 income taxes...........    (1,131)  (25,731)       422      (3,503)      (2,044)
Income tax (benefit)....      (452)   (6,237)       132          87          155
                          --------  --------   --------    --------     --------
Net earnings (loss).....  $   (679) $(19,494)  $    290    $ (3,590)    $ (2,199)
                          ========  ========   ========    ========     ========
Earnings (loss) per
 common and common
 equivalent share.......  $   (.12) $  (3.36)  $    .05    $   (.62)    $   (.38)
                          ========  ========   ========    ========     ========
Weighted average number
 of common shares
 outstanding............     5,804     5,805      5,807       5,806        5,814
SELECTED OPERATING
 DATA(3):
Stores open at end of
 period:
  Megastores............         5         8         12          11           17
  Traditional stores....       165       153        113         115          105
                          --------  --------   --------    --------     --------
   Total stores.........       170       161        125         126          122
                          ========  ========   ========    ========     ========
Comparable store sales
 increase (decrease)(4):
  Megastores(5).........       3.6%      9.9%       3.4%        4.3%         8.6%
  Traditional stores....       1.6%     (6.0%)      (.5%)       (.9%)       (1.4%)
   Total stores.........       1.7%     (4.2%)      1.7%         .7%         5.0%
Weighted average net
 sales per square
 foot(6):
  Megastores............  $    170  $    154   $    155    $    105     $    111
  Traditional stores....       133       128        145         101           97
   Total stores.........       137       133        148         102          103
Weighted average net
 sales per store (in
 thousands)(7):
  Megastores............  $ 11,958  $  9,850   $  9,970    $  6,658     $  7,210
  Traditional stores....     1,529     1,460      1,600       1,119        1,067
   Total stores.........     1,731     1,788      2,238       1,509        1,730
Direct store
 contributions (in
 thousands)(8):
  Megastores............  $  4,189  $  5,577   $  9,655    $  5,449     $  9,943
  Traditional stores....    19,749    10,062     14,931       8,858        7,270
                          --------  --------   --------    --------     --------
   Total stores.........    23,938    15,639     24,586      14,307       17,213
                          ========  ========   ========    ========     ========
Contribution margin(9):
  Megastores............      10.2%      8.6%      10.1%        9.3%        10.4%
  Traditional stores....       7.5%      4.3%       8.0%        6.8%         6.2%
   Total stores.........       7.8%      5.2%       8.7%        7.6%         8.1%

                                                                OCTOBER 28, 1995
                                                                ----------------
BALANCE SHEET DATA (IN THOUSANDS):
Working capital................................................     $59,936
Total assets...................................................     178,846
Long term obligations..........................................      37,704
Total stockholders' equity.....................................      58,933

--------
(1) The Company's fiscal year ends on the Saturday closest to the end of January, resulting in the Company having a 52/53 week year and each of the fiscal year periods presented consists of 52 weeks.
(2) Interest expense is net of interest income which historically had been reported as part of miscellaneous income. Interest income amounted to $327,000; $69,000; $116,000; $50,000; and $275,000, for fiscal 1992, fiscal
    1993 and fiscal 1994 and the first nine months of fiscal 1994 and fiscal 1995, respectively.
(3) Excludes (i) seven megastores opened by the Company in November 1995 at locations purchased from SportsTown, Inc. and (ii) traditional stores in the Company's restructure group in fiscal 1994 and in the first nine months of fiscal 1994 and fiscal 1995. Traditional store amounts include results from the Company's three clearance stores and from occasional off-premises sales.
(4) A store's sales growth is included in the comparable store sales calculation after 12 full months of operation, as of the beginning of the current fiscal year.
(5) Data for fiscal 1993, fiscal 1994 and the first nine months of fiscal 1994 exclude sales of a megastore converted from a traditional store in May 1993. Data for fiscal 1994 and the first nine months of fiscal 1995 exclude sales of a megastore converted from a traditional store in October 1994. If such stores were included, the megastore comparable sales increases for fiscal 1993, fiscal 1994 and for the first nine months of fiscal 1994 and fiscal 1995 would have been 13.2%, 8.5%, 6.0% and 18.2%, respectively.
(6) Net sales for the period divided by the weighted average gross square footage for stores operated during the period.
(7) Net sales for the period divided by the weighted average number of stores operated during the period.
(8) Direct store contributions are presented for comparative purposes and do not include any charges for warehousing, buying or administrative expenses. Direct store contributions include all direct revenues and expenses incurred within the respective stores and allocated charges for advertising, insurance, accrual for shrinkage, merchandise markdowns and certain other expenses.
(9) Direct store contributions divided by net retail sales.

                                  RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus.

RISKS ASSOCIATED WITH FUTURE GROWTH

  The Company has expanded its SuperSports USA megastore operations during the past five years, adding 12 megastores during fiscal 1995, and expects to continue to expand its megastore operations in the future. The Company plans to open at least eight new megastores in fiscal 1996 and 12 new megastores in each of fiscal 1997 and 1998; however, there can be no assurance that the Company will be able to achieve this goal. The Company's success in the future will be dependent on continuing to open additional SuperSports USA megastores in additional markets as well as expanding the number of megastores in certain of its key existing markets. The Company's ability to continue to expand its SuperSports USA megastore operations is dependent upon, among other things, the Company's ability to identify and obtain suitable sites for new stores on acceptable terms; the construction and improvement of such sites; the hiring, training and retention of qualified management and store personnel; the Company's ability to open stores on a timely basis and manage them profitably and the general business and economic conditions affecting consumer confidence and spending. The Company's overall financial performance will be dependent upon management's ability to effectively implement the Company's expansion plan and, to a lesser extent, to increase sales in its existing stores. There can be no assurance that the Company will continue to open new stores on a timely basis, operate them on a profitable basis or increase sales in its existing stores. As it continues to grow, the Company may be required to make further investments in personnel, infrastructure, distribution and management information systems. Failure to do so effectively could materially adversely affect the Company's results of operations and financial condition. See "Business--Business Strategy, --Expansion and Stores."

  As the Company obtains greater megastore penetration in the markets in which it currently operates traditional stores, there is substantial risk of cannibalizing sales at existing traditional stores. While management believes that greater megastore penetration in these markets provides economies of scale in advertising and distribution that will enable the Company to compete more effectively, there can be no assurance that the level of cannibalization that occurs in the future will not adversely affect its total sales or profitability.

NEED FOR CAPITAL

  The Company anticipates that its growth strategy will create an increased need for cash to finance working capital and capital expenditures. The Company currently has a $55.0 million credit line, with additional seasonal advances of $15.0 million available, with The CIT Group/Business Credit, Inc. ("CIT"), which represents the Company's principal source of liquidity. The total amount outstanding as of December 15, 1995 was $36.0 million and the Company had an additional $2.6 million of letters of credit outstanding as of that date. Although the Company currently believes it will be able to secure increases in its credit line with CIT which would be sufficient to finance future growth and working capital needs, there can be no assurance that the Company will be able to do so on favorable terms, if at all. If the Company is unable to secure additional financing in the future, its ability to pursue its business strategy and its results of operations for future periods may be adversely affected. The Company is also subject to a variety of financial and other covenants under its credit agreement with CIT. Its ability to comply with such covenants is dependent upon its results of operations. A breach of any covenant under the agreement with CIT could have a material adverse effect upon the Company's ability to obtain further financing from CIT or elsewhere and upon the Company's financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

RECENT HISTORY OF OPERATING LOSSES

  The Company experienced a loss during each fiscal year from fiscal 1989 through fiscal 1993. While the Company realized a profit during fiscal 1994 and expects to realize a profit for fiscal 1995, the Company's viability is dependent upon its ability to continue to achieve profitable results of operations. During fiscal 1993, the Company implemented a restructuring plan pursuant to which 34 underperforming traditional stores were to be closed. Four stores remained in the restructure group as of October 28, 1995. The Company recorded a charge of $15.0 million in fiscal 1993 to allow for future charges in connection with the restructuring plan. Although $3.2 million of the $15.0 million restructuring reserve remained as of October 28, 1995, there can be no assurance that such remainder will be sufficient to cover all charges necessary to complete the restructuring plan, or that the Company will not initiate additional restructuring programs or close additional stores in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISK OF FUTURE TRADITIONAL STORE PERFORMANCE

  Although the Company is transforming itself into a megastore operator, for fiscal 1994 and for the first nine months of fiscal 1995 it continued to derive approximately 66.0% and 55.0%, respectively, of its net retail sales, and 60.7% and 42.2%, respectively, of direct store contributions from its traditional store operations, excluding stores in the restructure group. Traditional stores have been experiencing comparable store sales decreases since 1992, with such decreases being (.5%) and (1.4%) for fiscal 1994 and the first nine months of fiscal 1995, respectively, excluding stores in the restructure group. If consumer trends favoring megastores continue, there is a risk that the performance of the Company's traditional stores could decline further or that such decline could be accelerated. A continued decline in traditional store performance could have a material adverse effect on the Company's results of operations and financial condition.

HIGHLY COMPETITIVE MARKET

  The market for retail sporting goods is highly competitive, fragmented and segmented. The Company competes with many different types of retail stores, including full-line sporting goods chains, specialty footwear stores, warehouse-format stores, specialty stores, discount and department stores and other stores with a megastore format. While its stores face competition in individual markets from a variety of retailers, the Company believes that its greatest competition is likely to come from other megastore operators and from warehouse-format operations. There can be no assurance that the Company will be able to maintain or increase its current level of pricing, sales or profitability in light of such competition, particularly as the Company expands into markets served by existing competitors or as new competitors enter into the Company's markets. Furthermore, there is substantial competition from large-format retailers for prime commercial locations and favorable lease terms that could adversely affect both the Company's ability to expand and its profitability.

  The Company's ability to remain competitive is largely dependent upon its ability to provide a selection of merchandise that appeals to its customers' changing desires and that appropriately reflects geographical differences in seasonality, brands and sports preferences. A failure by the Company to accurately identify and respond to emerging trends in sports equipment or athletic footwear, apparel or accessories could have a material adverse affect on the Company's financial performance and results of operations.

  Several sporting goods retailers currently operate stores with a megastore format, including some with significantly greater resources than the Company. In addition, there are other businesses, retailers and otherwise, with substantially greater resources than the Company that may decide to enter the sporting goods megastore retail business. This competition could have a material adverse effect on the Company. While the Company believes that none of its major competitors is currently duplicating the SuperSports USA megastore concept, there can be no assurance that an existing or new competitor of the Company will not, in the future, attempt to duplicate the Company's SuperSports USA megastore format. Such competition may have a material adverse effect on the Company's results of operations and financial condition. See "Business--Industry Overview and Competition."

SUBSTANTIAL RELIANCE ON FOURTH QUARTER RESULTS; QUARTERLY FLUCTUATIONS

  The Company's business is highly seasonal in nature, with sales generally higher in the fourth quarter, peaking in December due to holiday shopping. During fiscal 1994, 1993 and 1992, 31.7%, 31.1% and 32.2%, respectively, of the Company's sales were generated during the fourth quarter. In addition, the Company's operating income for the fourth quarter substantially exceeded the operating income for any other quarter during these fiscal years and is expected to continue to do so in the future. Any substantial decrease in sales during the fourth quarter could have a material adverse effect on the Company's results of operations. Weather conditions add to the seasonal nature of the business, particularly with respect to ski equipment and cold weather apparel. The Company's results of operations may also fluctuate on a quarterly basis as a result of seasonal variances and time and costs associated with selecting, constructing, staffing, stocking and opening new stores, as well as the timing of promotions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality."

DEPENDENCE ON DISCRETIONARY SPENDING

  Sales of sporting goods have historically been dependent upon discretionary consumer spending, which may be affected by general economic conditions. A decline in consumer spending on sporting goods apparel, footwear and equipment could have a material adverse effect on the Company's financial condition or results of operations. This risk could be heightened in the case of the Company as compared to its competitors because of the Company's focus on upscale merchandise.

RISK ASSOCIATED WITH GEOGRAPHICAL CONCENTRATION

  The Company's sales of sporting goods have historically been affected by general economic conditions and specific economic conditions in geographical areas in which the Company's stores are concentrated. A decrease in consumer spending on sporting goods, particularly in Texas and California, where stores that accounted for 40.8% and 22.6%, respectively, of the Company's fiscal 1994 net sales are located, could have a material adverse effect on the Company's financial condition and results of operations. In addition, particularly in Southern California where the Company has a high concentration of stores, seasonal factors such as unfavorable ski conditions or other localized conditions such as flooding or earthquakes could have a material adverse effect on the Company's operations.

DEPENDENCE ON VENDOR RELATIONSHIPS

  In fiscal 1994, the Company's largest vendor, Nike, accounted for approximately 10.4% of purchases by the Company. Although the Company purchases merchandise from approximately 1,200 different vendors, the Company focuses its efforts on high-margin, well-known, upscale brands. While the Company believes that its relations with its vendors are generally good, the inability of the Company to obtain merchandise from existing or new vendors in the future, or any other major disruption in its major vendor relationships, could have a material adverse effect on the Company's financial conditions or results of operations. See "Business--Purchasing and Suppliers."

DEPENDENCE ON KEY MANAGEMENT

  The Company depends on the services of its executive officers for the management of the Company and the implementation of its business strategy. Alvin N. Lubetkin, the Company's Chief Executive Officer, has been an executive officer of the Company since 1966. The Company could be materially adversely affected if Mr. Lubetkin or certain other executive officers were unwilling or unable to continue in the Company's employ. The cessation of Mr. Lubetkin's active involvement in managing the Company's business for any reason other than his death is an event of default under the Company's credit agreement with CIT, unless Mr. Lubetkin is replaced with a person or persons of comparable competence. See "Management."

CONTROL BY CERTAIN STOCKHOLDERS

  As of December 18, 1995, the Company's officers, Directors and their families and family trusts, in the aggregate, beneficially owned approximately 64.4% of the outstanding shares of Common Stock of the Company. After the Offering, the Company's officers, Directors and their families and family trusts, in the aggregate, will beneficially own approximately 48.6% of the outstanding shares of Common Stock of the Company (approximately 47.5% if the Underwriters' over-allotment option is exercised). As a result, these stockholders acting together would be able to exert significant influence over matters submitted to a vote of the Company's stockholders, including the election of directors and the approval of extraordinary corporate transactions. See "Principal and Selling Stockholders."

LIMITED TRADING VOLUME OF COMMON STOCK

  During the five months ended November 30, 1995, the daily average number of shares of Common Stock traded on the American Stock Exchange was approximately 6,764 shares. If such trading levels continue, it may be difficult for stockholders to effect sales of their shares on the American Stock Exchange without significantly depressing the share price, and the placement of a substantial number of sell orders could materially and adversely impact the market price of the Common Stock. The limited trading activity could result in volatility in the trading price of the Common Stock.

NO EXPECTATION OF DIVIDENDS

  The Company has paid no dividends since January 1991. For the foreseeable future, it is anticipated that earnings will be retained for operation and expansion of the Company's business and that cash dividends will not be paid to holders of Common Stock. Additionally, the Company's credit agreement with CIT places certain limitations and restrictions on the Company's ability to pay dividends on its Common Stock. See "Price Range of Common Stock and Dividend Policy."

SUBSTANTIAL NUMBER OF SHARES ELIGIBLE FOR FUTURE SALE

  A substantial number of outstanding shares of Common Stock belonging to officers, Directors and other affiliates of the Company, including shares of Common Stock issuable upon the exercise of outstanding options are currently "restricted securities" under the Securities Act. These shares are, or will become, eligible for future sale in the public market at prescribed times pursuant to Rule 144 under the Securities Act or otherwise. Sales of a significant number of these shares of Common Stock in the public market could adversely affect the market price of the Common Stock. See "Principal and Selling Stockholders" and "Description of Capital Stock."

                                USE OF PROCEEDS

  The Company will not receive any of the proceeds from the sale of its Common Stock by the Selling Stockholders. In the event the Underwriters' over-allotment is exercised in full, the net proceeds to the Company from the sale
of the 146,250 shares of Common Stock will be approximately $   , after
deducting the underwriting discount. See "Underwriting." The Company intends to use the net proceeds, if any, for general corporate purposes, including working capital requirements.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Common Stock of the Company has been listed on the American Stock Exchange under the symbol "OSH" since June 21, 1995. Prior to that date, the Common Stock of the Company was quoted on the Nasdaq Stock Market's National Market. The following table sets forth the quarterly high and low reported sales prices per share for the Common Stock:

                                                                   HIGH   LOW
                                                                  ------ ------
      FISCAL YEAR ENDED JANUARY 29, 1994
      First Quarter ended May 1, 1993............................ $11.00 $ 7.50
      Second Quarter ended July 31, 1993.........................   9.00   4.63
      Third Quarter ended October 30, 1993.......................   8.50   4.75
      Fourth Quarter ended January 29, 1994......................   9.00   5.63
      FISCAL YEAR ENDED JANUARY 28, 1995
      First Quarter ended April 30,1994..........................   8.00   5.50
      Second Quarter ended July 30, 1994.........................   8.75   6.75
      Third Quarter ended October 29, 1994.......................   9.00   7.63
      Fourth Quarter ended January 28, 1995......................   9.25   6.50
      FISCAL YEAR ENDING FEBRUARY 3, 1996
      First Quarter ended April 29, 1995.........................   7.63   5.75
      Second Quarter ended July 29, 1995.........................   9.63   6.25
      Third Quarter ended October 28, 1995.......................  15.13   9.38
      Fourth Quarter ending February 3, 1996
       (through December 18, 1995)...............................  13.88  11.25

  As of December 18, 1995, there were approximately 1,263 holders of record of the Common Stock. The last reported sale price for the Common Stock on the American Stock Exchange composite tape as of a recent date is quoted on the cover page of this Prospectus.

  The Board of Directors of the Company suspended the payment of dividends in March 1991 and does not anticipate paying dividends in the foreseeable future. The Company's credit agreement with CIT places certain limitations and restrictions on the Company's ability to pay dividends on its Common Stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The selected data presented below under the captions "Statements of Operations Data" and "Balance Sheet Data" for and as of the end of each of the fiscal years in the five-year period ended January 28, 1995, are derived from the audited consolidated financial statements of the Company. The data presented for and as of the end of each of the nine month periods ended October 29, 1994 and October 28, 1995 are derived from the Company's unaudited statements, which include, in the opinion of management, all adjustments, consisting only of normal recurring accruals, necessary to present fairly the results of operations and financial position of the Company for the periods and at the dates presented. The results of operations for the nine month period ended October 28, 1995 are not necessarily indicative of results for the full fiscal year. The consolidated financial statements of the Company for fiscal 1990, 1991, 1992, 1993 and 1994 were audited by Grant Thornton LLP, independent certified public accountants. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements, the notes thereto and other financial information included elsewhere in this Prospectus. The Selected Operating Data are unaudited.

                                         FISCAL YEAR(1)                            NINE MONTHS ENDED
                          ---------------------------------------------------   ------------------------
                                                                                OCTOBER 29,  OCTOBER 28,
                            1990       1991       1992      1993       1994        1994         1995
                          --------   --------   --------  --------   --------   -----------  -----------
STATEMENTS OF OPERATIONS
 DATA
 (IN THOUSANDS, EXCEPT
 PER SHARE DATA):
Net sales...............  $318,100   $297,829   $313,253  $307,935   $311,419    $212,692     $225,627
Cost of goods sold......   204,942    190,706    200,348   205,250    202,110     138,120      145,875
                          --------   --------   --------  --------   --------    --------     --------
 Gross profit...........   113,158    107,123    112,905   102,685    109,309      74,572       79,752
Operating expenses:
 Selling and
  administrative
  expenses..............   115,374    112,002    113,808   112,979    110,449      79,506       82,421
 Corporate
  restructuring.........     1,966         --         --    15,000         --          --           --
 Miscellaneous expense
  (income)(2)...........      (449)        62       (530)     (921)    (2,944)     (2,561)      (2,127)
                          --------   --------   --------  --------   --------    --------     --------
   Operating income
    (loss)..............    (3,733)    (4,941)      (373)  (24,373)     1,804      (2,373)        (542)
Interest expense,
 net(2).................     2,247      1,380        758     1,358      1,382       1,130        1,502
                          --------   --------   --------  --------   --------    --------     --------
Earnings (loss) before
 income taxes and
 cumulative effect of
 change in accounting
 principle..............    (5,980)    (6,321)    (1,131)  (25,731)       422      (3,503)      (2,044)
Income tax (benefit)....    (2,146)    (2,271)      (452)   (6,237)       132          87          155
Cumulative effect
 (credit) of change in
 accounting
 principle(3)...........        --     (2,150)        --        --         --          --           --
                          --------   --------   --------  --------   --------    --------     --------
Net earnings (loss).....  $ (3,834)  $ (1,900)  $   (679) $(19,494)  $    290    $ (3,590)    $ (2,199)
                          ========   ========   ========  ========   ========    ========     ========
Earnings (loss) per
 common and common
 equivalent share.......  $   (.66)  $   (.33)  $   (.12) $  (3.36)  $    .05    $   (.62)    $   (.38)
                          ========   ========   ========  ========   ========    ========     ========
Weighted average number
 of common shares
 outstanding............     5,790      5,799      5,804     5,805      5,807       5,806        5,814
SELECTED OPERATING
 DATA(4):
Stores open at end of
 period:
 Megastores.............         2          2          5         8         12          11           17
 Traditional stores.....       187        181        165       153        113         115          105
                          --------   --------   --------  --------   --------    --------     --------
   Total stores.........       189        183        170       161        125         126          122
                          ========   ========   ========  ========   ========    ========     ========
Comparable store sales
 increase (decrease)(5):
 Megastores (6).........       N/A        N/A        3.6%      9.9%       3.4%        4.3%         8.6%
 Traditional stores.....      (3.5%)     (6.4%)      1.6%     (6.0%)      (.5%)       (.9%)       (1.4%)
   Total stores.........      (3.5%)     (6.4%)      1.7%     (4.2%)      1.7%         .7%         5.0%
Weighted average net
 sales per square
 foot(7):
 Megastores.............  $    184   $    133   $    170  $    154   $    155    $    105     $    111
 Traditional stores.....       137        130        133       128        145         101           97
   Total stores.........       139        130        137       133        148         102          103
Weighted average net
 sales per store
 (in thousands)(8):
 Megastores.............  $ 14,594   $ 10,542   $ 11,958  $  9,850   $  9,970    $  6,658     $  7,210
 Traditional stores.....     1,547      1,466      1,529     1,460      1,600       1,119        1,067
   Total stores.........     1,618      1,563      1,731     1,788      2,238       1,509        1,730
Direct store
 contributions (in
 thousands)(9):
 Megastores.............  $  1,118   $  1,576   $  4,189  $  5,577   $  9,655    $  5,449     $  9,943
 Traditional stores.....    24,278     19,567     19,749    10,062     14,931       8,858        7,270
                          --------   --------   --------  --------   --------    --------     --------
   Total stores.........    25,396     21,143     23,938    15,639     24,586      14,307       17,213
                          ========   ========   ========  ========   ========    ========     ========
Contribution margin(10):
 Megastores.............       7.2%       7.5%      10.2%      8.6%      10.1%        9.3%        10.4%
 Traditional stores.....       8.2%       7.2%       7.5%      4.3%       8.0%        6.8%         6.2%
   Total stores.........       8.2%       7.3%       7.8%      5.2%       8.7%        7.6%         8.1%

                         FEBRUARY FEBRUARY JANUARY  JANUARY  JANUARY  OCTOBER  OCTOBER
                            2,       1,      30,      29,      28,      29,      28,
                           1991     1992     1993     1994     1995     1994     1995
                         -------- -------- -------- -------- -------- -------- --------
BALANCE SHEET DATA (IN
 THOUSANDS):
Working capital......... $ 56,850 $ 56,893 $ 55,491 $ 38,528 $ 40,375 $ 53,159 $ 59,936
Total assets............  155,257  143,384  138,341  126,432  135,077  140,808  178,846
Long term obligations...    8,885    5,510    1,696    3,712    5,665   21,542   37,704
Total stockholders'
 equity.................   82,404   80,500   79,823   60,329   60,786   56,813   58,933

--------
(1) The Company's fiscal year ends on the Saturday closest to the end of January, resulting in the Company having a 52/53 week year and each of fiscal year periods presented consists of 52 weeks.
(2) Interest expense is net of interest income which historically had been reported as part of miscellaneous income. Interest income amounted to $39,000; $175,000; $327,000; $69,000; $116,000; $50,000; and $275,000, for
    fiscal 1990, 1991, 1992, 1993 and 1994 and the first nine months of fiscal 1994 and fiscal 1995, respectively.
(3) During the first quarter of fiscal 1991, the Company changed its method of accounting for income taxes to conform to Statement of Financial Accounting Standards No. 96, Accounting for Income Taxes. Under SFAS No. 96, deferred tax assets and liabilities represent the tax effect, based on current law, of future deductible or taxable amounts attributable to events that have been recognized in financial statements. The cumulative effect of this accounting change on the years ended February 2, 1991 and prior was to reduce the Company's net loss by $2.2 million.
(4) Excludes (i) seven megastores opened by the Company in November 1995 at locations purchased from SportsTown, Inc. and (ii) traditional stores in the Company's restructure group in fiscal 1994 and in the first nine months of fiscal 1994 and fiscal 1995. Traditional store amounts include results from the Company's three clearance stores and from occasional off-premises sales.
(5) A store's sales growth is included in the comparable store sales calculation after 12 full months of operation as of the beginning of the current fiscal year.
(6) Data for fiscal 1993, fiscal 1994 and the first nine months of fiscal 1994 exclude sales of a megastore converted from a traditional store in May 1993. Data for fiscal 1994 and the first nine months of fiscal 1995 exclude sales of a megastore converted from a traditional store in October 1994. If such stores were included, the megastore comparable sales increases for fiscal 1993, fiscal 1994 and for the first nine months of fiscal 1994 and fiscal 1995 would be 13.2%, 8.5%, 6.0% and 18.2%, respectively.
(7) Net sales for the period divided by the weighted average gross square footage for stores operated during the period.
(8) Net sales for the period divided by the weighted average number of stores operated during the period.
(9) Direct store contributions are presented for comparative purposes and do not include any charges for warehousing, buying or administrative expenses. Direct store contributions include all direct revenues and expenses incurred within the respective stores and allocated charges for advertising, insurance, accrual of shrinkage and merchandise markdowns and certain other expenses.
(10) Direct store contributions divided by net retail sales.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The Company has been in operation since 1931, having been incorporated in 1946 as the successor to a proprietorship founded by J.S. Oshman. After building a base in Texas, where it is headquartered, the Company expanded into other states across the Sun Belt, growing from 11 stores in 1970 to 193 stores at the beginning of fiscal 1990. In fiscal 1993, Management determined that the megastore format offered the most potential profit in sporting goods retailing and launched its distinctive SuperSports USA megastore concept. The Company is in the process of transforming its business by focusing on opening and operating SuperSports USA megastores occupying, on average, approximately 61,000 square feet, while rationalizing its pre-existing base of traditional stores, which average approximately 11,000 square feet. As of December 18, 1995, the Company operated 24 megastores and 109 traditional stores located primarily in medium to large metropolitan areas across the United States. The Company has a significant presence in Texas and California as well as stores in Arizona, Arkansas, Florida, Georgia, Hawaii, Louisiana, Minnesota, Missouri, Nevada, New Jersey, New Mexico, Oklahoma, South Carolina, Tennessee and Washington. Since the beginning of fiscal 1990, the Company has reduced its traditional store base from 193 to 109, including four stores that remain in the restructure group. The Company does not intend to open any additional traditional stores in the future and will continue to reexamine and evaluate the performance of each of its stores. The Company believes that it is successfully transforming itself into a megastore operator based upon its SuperSports USA megastores achieving comparable store sales growth of 3.4% and 8.6% (excluding sales from megastores converted from traditional stores during the respective prior fiscal years) for fiscal 1994 and through the third quarter of fiscal 1995, respectively, and making weighted average direct store contributions of $1.0 million and $750,000 per store for fiscal 1994 and through the third quarter of fiscal 1995, respectively.

NON-RECURRING ITEMS

 Restructuring Charge

  In the fourth quarter of fiscal 1993, the Company implemented a restructuring plan to accelerate the closing of 34 underperforming traditional stores during 1994 and 1995 and recorded a $15.0 million pretax restructuring charge. Management believed the Company would be better served by redeploying the assets invested in these stores toward the more profitable megastore strategy, thereby accelerating the Company's transformation into a megastore sporting goods operator. The significant components of the charge, which the Company expected to negatively affect future cash flows of the Company, were (i) estimated operating losses totaling approximately $3.4 million before depreciation, (ii) approximately $3.7 million for estimated lease termination costs, (iii) approximately $3.1 million for markdowns related to the liquidation of merchandise inventories and (iv) approximately $1.1 million for severance pay and various other store closing costs. In addition, the Company expected non-cash flow charges of approximately $3.5 million in connection with disposition of fixed assets.

  As of October 28, 1995, the Company had closed 28 of the 34 stores in the restructure group and had removed two stores from the restructure group and will continue to operate them as a result of successful measures taken by management to achieve more suitable profitability for these stores. In the first nine months of fiscal 1995, these stores as a group used cash of approximately $3.6 million to cover losses before depreciation and amortization. Approximately $608,000 of this amount was for lease terminations related to stores closed through October 28, 1995. Sales from all stores included in the restructure group were $474,000 and $7.8 million, respectively, in the quarter and nine months ended October 28, 1995 compared to $3.5 million and $16.5 million, respectively, in the same periods in fiscal 1994. During the first nine months of fiscal 1995, the Company charged its restructuring reserve $3.9 million for the operating losses, liquidation markdowns, lease termination costs and write-off of fixed assets which have been incurred for the stores included in the restructure group.

  Management believes that the closure of the stores in the restructure group is proceeding in accordance with expectations and that the restructure reserve remaining at the end of the first nine months of fiscal 1995, which is approximately $3.2 million, is adequate to provide for the costs associated with the remaining stores in the restructure group.

 Same Store Sales Results for New Stores

  During the quarter ended July 31, 1993, the Company changed its method of determining same store sales results. Previously, a store's sales had been included in same store sales after its twelfth full month of operation. To prevent distortions of same store sales results caused by the relatively high sales levels associated with the grand opening promotions of its SuperSports USA megastores, the Company has redefined same store sales to include only those stores that have been open for a full 12 months as of the beginning of the current fiscal year.

RESULTS OF OPERATIONS

  The following table sets forth selected statements of operations data of the Company expressed as a percentage of net sales for the periods indicated:

                                             PERCENTAGE OF NET SALES
                                   --------------------------------------------
                                       FISCAL YEAR         NINE MONTHS ENDED
                                   -------------------- -----------------------
                                                        OCTOBER 29, OCTOBER 28,
                                    1992   1993   1994     1994        1995
                                   ------ ------ ------ ----------- -----------
Net sales......................... 100.0% 100.0% 100.0%   100.0%      100.0%
Cost of goods sold................  64.0%  66.7%  64.9%    64.9%       64.7%
                                   ------ ------ ------   ------      ------
  Gross profit....................  36.0%  33.3%  35.1%    35.1%       35.3%
Operating expenses:
  Selling and administrative
   expenses.......................  36.3%  36.7%  35.5%    37.4%       36.5%
  Corporate restructuring.........     --   4.9%     --       --          --
  Miscellaneous (income)..........  (.2%)  (.4%)  (.9%)   (1.1%)      (1.0%)
                                   ------ ------ ------   ------      ------
    Operating income (loss).......  (.1%) (7.9%)    .5%   (1.1%)       (.2%)
Interest expense, net.............    .2%    .4%    .4%      .5%         .7%
                                   ------ ------ ------   ------      ------
Earnings (loss) before income
 taxes............................  (.4%) (8.4%)    .1%   (1.6%)       (.9%)
Income tax (benefit)..............  (.1%) (2.0%)     --       --         .1%
                                   ------ ------ ------   ------      ------
Net earnings (loss)...............  (.2%) (6.3%)    .1%   (1.7%)      (1.0%)
                                   ====== ====== ======   ======      ======

 First Nine Months of Fiscal 1995 Compared to the First Nine Months of Fiscal
1994

  Net sales for the first nine months of fiscal 1995 increased $12.9 million, or 6.1%, compared to the same period of fiscal 1994. The increase in sales is primarily attributable to a 49.5% increase in SuperSports USA megastore sales over the same period in the prior year after giving consideration to the pre- and post-conversion sales of a traditional store converted to a SuperSports USA megastore in October 1994. The megastore sales increase was attributable to, among other things, sales contributions from the nine new SuperSports USA megastores opened in fiscal 1994 and fiscal 1995 and same store sales increases in existing megastores of 8.6% (excluding sales from the megastore converted from a traditional store in October 1994) for the first nine months of fiscal 1995. Megastore sales represented 43.4% of total retail sales during the first nine months of fiscal 1995 compared to 28.5% in the first nine months of fiscal 1994. These megastore sales increases were partially offset by reduced sales from the Company's traditional stores as the Company continued to close marginally performing traditional stores. Since the end of fiscal 1993, the Company has closed 43 traditional stores, 26 of which were a part of its restructure group. Sales reductions attributable to all closed stores were $16.2 million in the first nine months of fiscal 1995. Excluding sales from stores in the restructure group, net sales increased $21.6 million, or 11.0%, for the first nine months of fiscal 1995 compared to the first nine months of fiscal 1994. Comparable same store sales, excluding the stores in the restructure group, increased 5.0% in the first nine months of fiscal 1995 compared to the same period in the prior year.

  At October 28, 1995, the Company was operating 126 stores, including 17 megastores, compared to 145 stores, including 11 megastores, at the same time a year ago. In early November 1995, the Company opened seven new megastores at locations acquired from SportsTown, Inc., raising the total number of megastores in operation to 24.

  Gross profit, as a percentage of net sales, increased slightly to 35.3% for the first nine months of fiscal 1995 compared to 35.1% for the same period in fiscal 1994 as the gross profit from the SuperSports USA megastores comprised a greater portion of total gross profit. SuperSports USA megastores, on average, realize a higher gross profit as a percentage of net sales than the Company's traditional stores.

  Selling and administrative expenses as a percentage of sales was 36.5% in the first nine months of fiscal 1995, compared to 37.4% for the same period in the prior year. This improvement as a percentage of sales primarily related to (i) increased same store sales and a corresponding overall reduction, as a percentage of sales, in occupancy costs, (ii) an increase in the number of SuperSports USA megastores, which enjoy lower occupancy costs relative to net sales compared to traditional stores and (iii) an increase in the proportionate contribution to overall Company results by its SuperSports USA megastores.

  The major components of miscellaneous income for the first nine months of fiscal 1994 and fiscal 1995 are set out in the table below:

                                                           NINE MONTHS ENDED
                                                        -----------------------
                                                        OCTOBER 29, OCTOBER 28,
                                                           1994        1995
                                                        ----------- -----------
                                                            (IN THOUSANDS)
      Gain on sale of real estate and leasehold
       interests.......................................   $1,830      $1,550
      Provision for stores closed in the normal course
       of business
       and write-off of other assets...................     (462)       (275)
      License fees from foreign licensee...............    1,143       1,010
      Other, net.......................................       50        (158)
                                                          ------      ------
        Total..........................................   $2,561      $2,127
                                                          ======      ======

  Net interest expense for the first nine months of fiscal 1995 was $1.5 million, compared to $1.1 million for the first nine months of fiscal 1994. The increased net interest expense is related to increased average borrowings under the Company's credit facility and to increases in the prime and LIBOR interest rates.

  Income taxes in the first nine months of fiscal 1995 and fiscal 1994 are related primarily to state income taxes. There was no income tax benefit in the first nine months of fiscal 1995 or fiscal 1994 as a result of the Company's inability to fully recognize the tax benefits of net operating losses and future deductible temporary differences in the calculation of its tax expense under SFAS 109. However, these amounts will be available to reduce future tax liabilities in any years in which the Company has taxable earnings.

  For the first nine months of fiscal 1995, the Company had a loss of $2.0 million before income taxes compared to a pretax loss of $3.5 million in the first nine months of fiscal 1994. The improved results are primarily due to increased sales volumes and reduced cost of goods sold and selling and administrative expenses, as a percentage of net sales, as the Company continues to increase the number of SuperSports USA megastores in operation and to selectively close traditional stores which do not meet the Company's current criteria for profitability.

 Fiscal 1994 Compared to Fiscal 1993

  Net sales for fiscal 1994 increased $3.5 million, or 1.1%, to $311.4 million from $307.9 million in fiscal 1993, while same store sales increased 1.7%. The increase in net sales during fiscal 1994 reflects an increase in net sales of $29.4 million contributed by new and ongoing stores offset by lost sales of $26.0 million in traditional stores closed during the year and stores remaining in the restructure group. Net sales from the 35 stores closed during fiscal 1993 and fiscal 1994 were $14.4 million in fiscal 1994 and $36.6 million in fiscal 1993. Same store sales in the Company's SuperSports USA megastores, excluding sales of two traditional stores which were converted to megastores in May 1993 and October 1994, increased 3.4% for fiscal 1994, while total sales from all SuperSports USA megastores open at the end of fiscal 1994 (including the four stores excluded from the same store sales comparison) increased $31.1 million, or 48.1%, to $95.7 million from $64.6 million for megastores open at the end of fiscal 1993. At the end of fiscal 1994, sales from the SuperSports USA megastores represented 31.6% of total net retail sales compared to 21.6% in the previous year.

  Gross profit as a percentage of net sales for fiscal years 1994 and 1993 was 35.1% and 33.3%, respectively. The increase in gross profit as a percentage of net sales in fiscal 1994 was primarily due to reduced promotional markdowns resulting from the Company's strategy to discontinue competitive pricing which did not prove to be productive.

  Selling and administrative expenses as a percentage of net sales was 35.5% in fiscal 1994 and 36.7% for fiscal 1993. The decrease in fiscal 1994 of selling and administrative expenses, as a percentage of net sales, was related primarily to lower occupancy costs as a percentage of net sales, which decreased to 8.0% in fiscal 1994 from 8.6% in fiscal 1993, and the removal of the selling and administrative expenses, in excess of gross profit of stores in the restructure group. The reduced rate of occupancy costs in fiscal 1994 is largely attributable to lower occupancy costs, as a percentage of net sales, in the SuperSports USA megastores as a group, compared to the traditional stores, and to the Company's continued closing of higher cost, marginally performing, traditional stores. In addition, advertising costs decreased slightly, both in dollars spent and as a percentage of net sales to 5.0% from 5.2% in fiscal 1993, as a result of the Company conducting a less aggressive advertising program.

  The major components of miscellaneous income for fiscal 1993 and fiscal 1994 are set out in the table below:

                                                                 FISCAL YEAR
                                                                --------------
                                                                 1993    1994
                                                                ------  ------
                                                                     (IN
                                                                 THOUSANDS)
      Gain on sale of real estate and leasehold interests...... $  698  $1,633
      Provision for stores closed in the normal course of
       business
       and write-off of other assets...........................   (719)   (543)
      License fees from foreign licensees .....................  1,303   1,418
      Provision for earthquake loss............................   (500)    164
      Insurance recovery.......................................     --     372
      Reversal of legal settlement accrual.....................    235      --
      Other, net...............................................    (96)   (100)
                                                                ------  ------
        Total.................................................. $  921  $2,944
                                                                ======  ======

  Net interest expense was $1.4 million in each of fiscal 1994 and fiscal 1993. The income tax (benefit) rates for fiscal years 1994 and 1993 were 31.3% and (24.2%), respectively. The tax rate in fiscal 1994 was related primarily to state income taxes.

  Pretax income in fiscal 1994 was $422,000 compared to a $10.7 million pretax loss before the $15.0 million restructuring charge in fiscal 1993. The improved results were primarily due to (i) a $6.6 million increase in gross profit caused by both increased net sales and a decrease in the rate of cost of goods sold as a percentage of net sales, (ii) the non-recurrence of direct store losses of approximately $3.0 million by the stores in the restructure group and
(iii) an increase in miscellaneous income.

 Fiscal 1993 Compared to Fiscal 1992

  Net sales for fiscal 1993 decreased $5.3 million, or 1.7%, to $307.9 million from $313.3 million in fiscal 1992, while same store sales decreased 4.2% in fiscal 1993 and increased 1.7% in fiscal 1992. In fiscal 1993, sales declined largely as a result of lost sales in California resulting primarily from the declining economic environment, poor snow-ski conditions and disruptions caused by the natural disasters which occurred in the state. Sales also declined in Florida as a result of a substantial reduction in advertising expenditures that had been increased to combat large-format competitors during fiscal 1992. A substantial number of the Company's Florida stores are included in the restructure group.

  Even though the Company experienced an overall same store sales decrease in fiscal 1993, the SuperSports USA megastores experienced a same store sales increase of 9.9%; excluding the sales of a traditional store converted to a SuperSports USA megastore in May 1993, while total net sales from all megastores (including two new stores) open at the end of the year increased 57.5% to $64.6 million. Same store sales from stores to be closed pursuant to the restructure plan declined 10.9% from fiscal 1992.

  Gross profit as a percentage of net sales for fiscal years 1993 and 1992 was 33.3% and 36.0%, respectively. In fiscal 1993, gross profit as a percentage of net sales decreased primarily because of increased price reductions and promotional markdowns. The Company aggressively pursued competitive pricing, which did not produce sufficient sales increases to cover the increased cost of goods sold as a percentage of net sales.

  Selling and administrative expenses as a percentage of net sales was 36.7% and 36.3% for the fiscal years 1993 and 1992, respectively. Occupancy costs as a percentage of net sales increased to 8.6% in fiscal 1993 compared to 8.3% in fiscal 1992. Advertising costs as a percentage of net sales was 5.2% in each of fiscal 1993 and fiscal 1992.

  The slightly increased rate of selling and administrative expenses as a percentage of net sales in fiscal 1993 was primarily related to reduced same store sales and the resulting effect on relatively fixed costs. However, payroll and related taxes and benefit costs decreased .4% as a percentage of net sales from the prior year levels. This decrease of approximately $2.1 million from fiscal 1992 levels resulted primarily from a net reduction of sales related payrolls in existing and closed stores, offset by payrolls in new stores.

  The major components of miscellaneous income for fiscal 1992 and fiscal 1993 are set out in the table below:

                                                                 FISCAL YEAR
                                                                 -------------
                                                                 1992    1993
                                                                 -----  ------
                                                                     (IN
                                                                  THOUSANDS)
      Gain on sale of real estate and leasehold interests....... $ 960  $  698
      Provision for stores closed in the normal course of
       business
       and write-off of other assets............................  (660)   (719)
      License fees from foreign licensees ......................   625   1,303
      Provision for earthquake loss.............................    --    (500)
      Accrual for legal settlement..............................  (300)    235
      Other, net................................................   (95)    (96)
                                                                 -----  ------
        Total................................................... $ 530  $  921
                                                                 =====  ======

  Net interest expense for fiscal years 1993 and 1992 was $1.4 million and $758,000, respectively. The increased expense in fiscal 1993 resulted from the Company's increased average borrowing during that year compared to fiscal 1992.

  The income tax (benefit) rates for fiscal years 1993 and 1992 were (24.2%) and (40.0%), respectively. The decreased benefit rate in fiscal 1993 compared to fiscal 1992 was the result of the Company's inability to fully recognize the tax benefits of net operating losses and future deductible temporary differences in the calculation of its tax expense under SFAS 109. However, these amounts will be available to reduce future tax liabilities in any years in which the Company has taxable earnings.

  In fiscal 1993, the Company's net loss was $19.5 million. Before income tax benefit and the $15.0 million charge related to the Company's restructuring plan, the Company incurred a loss of $10.7 million compared to a pretax loss of $1.1 million in fiscal 1992. The increase in the loss before income tax benefit and the restructuring charge was primarily attributable to a $10.2 million decrease in gross profit, which was somewhat offset by a slight reduction in selling and administrative expenses. The reduction of gross profit was caused by a decline in net sales of $5.3 million in fiscal 1993 compared to fiscal 1992 and the increased rate of cost of goods sold as a percentage of net sales in fiscal 1993 as discussed above. The Company also recorded a charge of $500,000 to miscellaneous income for damages suffered during the California earthquake in January 1994.

LIQUIDITY AND CAPITAL RESOURCES

  In the first nine months of fiscal 1995, cash totaling $17.0 million was used in operating activities. The primary use of cash during this period was related to a $31.4 million increase in merchandise inventories, cash charges of $3.6 million to the Company's restructuring reserve and a $2.3 million increase in prepaid expenses. These amounts were partially offset by increases in trade accounts payable of $9.5 million, a $4.5 million increase in income taxes payable, including the receipt of an income tax refund and a $3.3 million increase in accrued liabilities.

  The increase in merchandise inventories and corresponding increase in trade accounts payable are related to inventories in the five new SuperSports USA megastores opened during the first nine months of fiscal 1995 plus the initial inventory buildup in the seven new megastores opened on November 4, 1995 at locations acquired from SportsTown, Inc., in addition to normal seasonal increases in preparation for the Christmas holiday selling season.

  The increase in prepaid expenses is related to preopening costs related to the five new SuperSports USA megastores opened during the first nine months of fiscal 1995 and the seven megastores opened in November 1995. The increase in accrued liabilities is primarily related to normal increases in items such as sales and property taxes, payrolls and also to amounts received from real estate developers in connection with new stores.

  Cash totaling $15.1 million was used by investing activities, primarily for the purchase of property, plant, and equipment, including the opening of five SuperSports USA megastores during the first nine months of fiscal 1995 and the purchase of seven store locations from SportsTown, Inc. on October 6, 1995 at a cost of approximately $5.5 million.

  In the third quarter of fiscal 1995, the Company received income tax refunds of $4.1 million plus interest of $662,000 resulting from the application of net operating loss carrybacks. Approximately $1.7 million of the tax refunds relate to the benefit of carrying back net operating losses to periods for which the tax rates exceeded the current 34% Federal income tax rate. Recognition of this refund as a tax benefit in the Company's statement of operations will be deferred until a later date, as more fully described in Note E to the Consolidated Financial Statements.

  In fiscal 1994, operating activities provided cash of $2.4 million. The primary sources of the cash provided were pretax earnings before depreciation, amortization and real estate gains of $4.4 million and an increase in trade accounts payable of $12.8 million. These amounts were partially offset by a $9.6 million increase in merchandise inventories and by $4.7 million used by stores included in the restructure group. Investing activities used $4.0 million, primarily for the purchase of property, plant and equipment totaling $7.9 million, offset by developer provided funds of $1.9 million in excess of amounts applied to new store construction costs and by proceeds from the sale of real estate and a leasehold interest of $1.9 million. Financing activities provided net cash of $1.8 million as a result of increased utilization of the Company's credit facility at the end of fiscal 1994. Cash of $859,000 was used for scheduled payments of long-term debt and the prepayment of mortgage debt in relation to a sale of real estate.

  During fiscal 1993, net cash of $4.5 million was used in operating activities. The primary causes for the net use of cash were (i) a pretax loss of $4.6 million before depreciation, amortization and the $15.0 million restructuring charge and (ii) a $2.6 million decrease in accounts payable, offset by cash provided by a reduction in merchandise inventories of $4.6 million. Cash used by investing activities was $3.0 million, which related primarily to the net purchase of property, plant and equipment of $4.5 million after reduction for landlord-provided construction funds of $1.6 million, offset by proceeds of $1.3 million from the sale of real estate and leasehold interests. Financing activities provided net cash of $2.0 million due to the Company's utilization of its credit facility at the end of the year in the amount of $2.0 million and the addition of a five-year mortgage note for $855,000 in the second quarter of 1993 in connection with the purchase of real estate where one of the Company's stores was under lease. Cash of $765,000 was used for scheduled payments of long-term debt and the prepayment of mortgage debt in relation to a sale of real estate.

  In fiscal 1992, operating activities provided a net cash increase of $3.9 million. The primary sources of the net cash increase from operating activities were pretax profits before depreciation and amortization of $5.0 million and a decrease in prepaid expenses and other of $2.9 million, related primarily to the realization of a Federal income tax refund. These items were offset by an increase in merchandise inventories of $7.2 million reduced by a related increase in trade accounts payable of $3.6 million. Cash used by investing activities was $2.0 million, including net purchase of property, plant and equipment totaling $2.9 million after reduction for landlord-provided construction funds of $2.8 million. Financing activities used cash of $7.7 million for payment of scheduled long-term debt installments, costs associated with the acquisition of a new revolving credit facility and prepayment of certain long-term debt obligations.

  Inventories were $129.7 million at October 28, 1995, $98.3 million at the end of fiscal 1994, $88.7 million at the end of fiscal 1993 and $93.3 million at the end of fiscal 1992. In fiscal 1993, as a result of the Company's efforts to continue to improve its inventory management and in consideration of declining sales trends, inventories were reduced. Inventory levels and trade accounts payable increased at the end of fiscal 1994 primarily as a result of early receipts of footwear and certain direct import categories of merchandise in anticipation of additional promotions planned for February 1995 and as selected categories of merchandise were increased from relatively low end-of-fiscal-1993 levels in order to improve early 1995 spring season sales compared to the prior year.

  Additions to property, plant and equipment during the first nine months of fiscal 1995 were $15.3 million. Approximately $11.9 million was used for the opening of five new SuperSports USA megastores and the acquisition of the seven store locations from SportsTown, Inc., at which SuperSports USA megastores were opened in November 1995. Approximately $2.8 million was used for computer hardware and software and the remaining amount was used for renovation and refurbishment of existing locations. The Company expects capital expenditures in fiscal 1995 to be approximately $20.0 million. In connection with the acquisition of the seven locations from SportsTown, Inc., the Company's credit facility was amended to permit the additional capital expenditures required and to increase the maximum level of borrowings available under the line of credit. Subsequent to October 28, 1995, the Company entered into a $4.0 million mortgage loan collateralized by land and a building in Houston, Texas where the Company operates one of its SuperSports USA megastores.

  Additions to property, plant and equipment in fiscal 1994, fiscal 1993 and fiscal 1992 were $7.9 million, $4.5 million and $2.9 million, respectively. In fiscal 1994, the Company opened three new SuperSports USA megastores and converted an existing traditional store to a SuperSports USA megastore at a net cost of $3.2 million over and above developer funding. In addition, the Company spent $1.4 million to purchase a tract of land in Houston, Texas where it opened a SuperSports USA megastore in 1995. In 1994, the Company began a two-year program to upgrade its point of sale information systems. The total cost is expected to be approximately $2.6 million, of which $2.0 million was expended through October 28, 1995. Additionally, the Company spent approximately $850,000 to upgrade its merchandise planning and advertising systems, $860,000 for other hardware and software and $894,000 for renovation and refurbishment of existing locations. In fiscal 1993, the Company opened three new stores, two of which were SuperSports USA megastores, and converted an existing traditional store to a megastore at a net expenditure, over and above developer funding, of approximately $1.1 million. Approximately $1.7 million was spent to renovate and refurbish existing locations, and $953,000 was used for the purchase of real estate where one of the Company's retail stores was under lease. Five stores, including three new SuperSports USA megastores, were opened during fiscal 1992, the construction of and appointments for which were substantially funded by developers. Approximately $1.7 million was spent to renovate and refurbish existing locations and $750,000 was used in the exercise of an advantageous option to purchase real estate where one of the Company's stores was under lease. Additions of approximately $687,000 in fiscal 1993 and $450,000 in fiscal 1992 were related to the acquisition of computer hardware and software.

  The Company's policy regarding developer funding of new stores is to offset the respective construction cost of real property improvements by any amount of funding provided by developers. In fiscal 1994, developer funding of stores opened exceeded the respective real property construction costs by $1.9 million in the aggregate. This amount will be amortized over the life of the respective leases to which they apply as a reduction of rental expense. As of October 28, 1995, the non-current portion of this developer funding is presented on the Company's balance sheet as deferred rental allowances in the amount of $1.7 million. The remaining portion is included in accrued liabilities. In previous years, developer funding in excess of real property construction costs has been immaterial.

  On August 31, 1992, the Company entered into an agreement providing for a three-year, $32.5 million revolving credit facility with The CIT Group/Business Credit, Inc. Advances under the facility are based on a borrowing base formula, and subject to certain loan reserves. The facility is secured primarily by inventory, accounts receivable and real estate. The credit agreement includes various restrictions, requirements and financial covenants. The agreement was subsequently amended several times to increase the revolving line of credit to $55.0 million, with a further seasonal increase to $70.0 million during the period from mid-September through mid-December each year and to extend the term of the facility through August 1997. The Company is in compliance with all covenants of the agreement.

  The Company's primary source of liquidity in the first nine months of fiscal 1995 and the first nine months of fiscal 1994 was the Company's credit facility. Average borrowings under the facility during such periods were $24.4 million and $14.5 million, respectively. During the first nine months of fiscal 1995, the highest amount of borrowings and outstanding letters of credit under the facility was $39.7 million at October 23, 1995, as compared to $25.3 million at May 16, 1994, for the same period of fiscal 1994. At October 28, 1995, borrowings outstanding against the Company's credit facility were $36.5 million compared to $20.4 million at October 29, 1994. The Company had outstanding letters of credit (used primarily to purchase certain of the Company's imported inventory) at October 28, 1995 of $2.7 million compared to $4.4 million at October 29, 1994.

  The Company's primary source of liquidity for fiscal years 1994, 1993 and 1992 was the use of its credit facility and lines of credit, under which average borrowings were $13.8 million, $13.8 million and $5.6 million, respectively. In fiscal 1994 and fiscal 1992, operating activities provided cash of $2.4 million and $3.9 million, respectively, as additional sources of liquidity. Because of the seasonal nature of its business and the build up in inventory for the Christmas holiday season, the amount of outstanding borrowings and letters of credit under the Company's credit facility and lines of credit typically is highest in November and was $43.7 million at November 6, 1995, $27.4 million at November 14, 1994, $30.5 million at November 12, 1993 and $25.7 million at November 13, 1992.

  At the end of fiscal 1994, borrowings outstanding against the Company's credit facility were $4.6 million compared to $2.0 million at the end of fiscal 1993. There were no borrowings outstanding against the Company's credit facilities at the end of fiscal 1992. The Company had outstanding letters of credit totaling $2.8 million at the end of fiscal 1994, $3.4 million at the end of fiscal 1993 and $3.1 million at the end of fiscal 1992. The Company anticipates being able to satisfy its capital needs during the balance of fiscal 1995 and fiscal 1996 from developer funding, the use of its credit facility and internally generated funds.

SEASONALITY

  Oshman's business is highly seasonal. Retail sales reach their peak in December due to holiday shopping and the purchase of skiing and snowboarding equipment. Additionally, weather conditions add to the seasonal nature of the business and may have a significant effect, especially on sales of the Company's snow sport equipment and cold weather apparel, particularly in its California stores.

  The following table sets forth certain unaudited financial information for the Company for each of the quarterly periods in fiscal 1994 and fiscal 1995:

                                    FISCAL 1994                       FISCAL 1995
                          ------------------------------------  --------------------------
                           FIRST    SECOND    THIRD    FOURTH    FIRST    SECOND    THIRD
                          QUARTER   QUARTER  QUARTER   QUARTER  QUARTER   QUARTER  QUARTER
                          -------   -------  -------   -------  -------   -------  -------
                                          (DOLLARS IN THOUSANDS)
Net sales...............  $66,125   $80,095  $66,472   $98,727  $69,407   $84,481  $71,739
Gross profit............  $24,611   $26,876  $23,085   $34,737  $26,139   $28,230  $25,383
Gross margin............     37.2%     33.6%    34.7%     35.2%    37.7%     33.4%    35.4%
Operating income (loss).  $  (606)  $ 1,482  $(3,249)  $ 4,176  $    32   $ 1,918  $(2,492)
Operating margin........      (.9%)     1.9%    (4.9%)     4.2%      .1%      2.3%    (3.5%)
Net income (loss).......  $  (948)  $ 1,048  $(3,690)  $ 3,880  $  (478)  $ 1,420  $(3,141)
Net income (loss)
margin..................     (1.4%)     1.3%    (5.6%)     3.9%     (.7%)     1.7%    (4.4%)

                                    BUSINESS

  Oshman's Sporting Goods, Inc., the sixth largest full-line sporting goods retailer in the United States as of the end of fiscal 1994, has developed an innovative, interactive concept in sporting goods retailing that it is implementing through its SuperSports USA megastores. The Company is transforming its business by focusing on opening and operating SuperSports USA megastores occupying, on average, approximately 61,000 square feet while rationalizing its pre-existing base of traditional stores, which average approximately 11,000 square feet. SuperSports USA megastores offer a dominant selection of sporting goods in a visually exciting upscale environment featuring a variety of "play areas" that provide customers with the opportunity to try out sporting goods merchandise. This "play-before-you-pay" approach encourages customers, with the assistance of qualified sales personnel, to purchase the equipment that best satisfies their particular needs and desires while also providing an entertaining shopping experience.

  SuperSports USA megastores are organized as a collection of distinctive sporting goods specialty shops. The merchandising format and layout of each megastore is designed to lead customers along a path through the store, in and out of specialty shops that concentrate on specific sporting goods categories such as in-line skating and skateboarding; skiing and snowboarding; cycling; golf; tennis and other racquet sports; fitness and exercise equipment; hunting, fishing, hiking and camping; and team sports such as baseball, softball, football, basketball, hockey, soccer and volleyball. Each specialty area merchandises sporting equipment as well as the appropriate apparel in a department-store style. Based on the unique shopping experience it provides at its SuperSports USA megastores, the Company intends to establish its megastores as shopping destinations.

  As of December 18, 1995, the Company operated 24 SuperSports USA megastores and 109 traditional stores located primarily in medium to large metropolitan areas across the United States. The Company has a significant presence in Texas and California, as well as stores in Arizona, Arkansas, Florida, Georgia, Hawaii, Louisiana, Minnesota, Missouri, Nevada, New Jersey, New Mexico, Oklahoma, South Carolina, Tennessee and Washington. The Company currently anticipates opening at least eight additional SuperSports USA megastores during fiscal 1996. In addition, the Company currently anticipates opening at least 12 new megastores in each of fiscal 1997 and 1998. This expansion plan includes markets where the Company does not currently have a SuperSports USA location, such as Phoenix, Arizona; Orange County, California; Orlando, Florida; San Antonio, Texas and Ogden/Salt Lake City, Utah. Future store openings are, however, dependent upon numerous factors including timing of construction and general market conditions. Since the beginning of fiscal 1990, the Company has reduced its traditional store base from 193 to 109, including four stores that remain in the restructure group pursuant to a restructuring plan initiated in fiscal 1993. The Company does not intend to open any additional traditional stores in the future and will continue to reexamine and evaluate the performance of each of its stores.

  The Company believes that it is successfully transforming itself into primarily an operator of megastores based upon the megastores' accounting for 57.8% of the Company's total direct store contributions, excluding stores in the restructure group. The Company believes that this percentage will continue to increase based upon additional megastores that have already been opened and megastores that are expected to be opened in fiscal 1996 and beyond.

  The Company is a Delaware corporation with its principal executive offices located at 2302 Maxwell Lane, Houston, Texas, 77023, where its telephone number is (713) 928-3171.

  The following table summarizes the contributions of the Company's stores since 1990. The table does not include (i) stores in the Company's restructure group for fiscal 1994 or for the nine month periods ended October 29, 1994 and October 28, 1995 or (ii) seven stores opened by the Company on November 4, 1995 at locations purchased from SportsTown, Inc. Traditional store data include results from the Company's clearance stores and occasional off-premises sales:

                                          FISCAL YEAR                          NINE MONTHS ENDED
                          ------------------------------------------------  -----------------------
                                                                            OCTOBER 29, OCTOBER 28,
                            1990      1991      1992      1993      1994       1994        1995
                          --------  --------  --------  --------  --------  ----------- -----------
                                                 (DOLLARS IN THOUSANDS)
Stores open at end of
 period:
  Megastores............         2         2         5         8        12         11          17
  Traditional stores....       187       181       165       153       113        115         105
                          --------  --------  --------  --------  --------   --------    --------
    Total stores........       189       183       170       161       125        126         122
Net retail sales:
  Megastores............  $ 15,470  $ 21,083  $ 41,018  $ 64,616  $ 95,711   $ 58,855    $ 95,526
  Traditional stores....   295,799   270,401   264,872   235,100   185,993    130,593     116,740
                          --------  --------  --------  --------  --------   --------    --------
    Total net retail
     sales..............   311,269   291,484   305,890   299,716   281,704    189,448     212,266
                          ========  ========  ========  ========  ========   ========    ========
Weighted average net
 sales per store(1):
  Megastores............  $ 14,594  $ 10,542  $ 11,958  $  9,850  $  9,970   $  6,658    $  7,210
  Traditional stores....     1,547     1,466     1,529     1,460     1,600      1,119       1,067
Percentage of net retail
 sales:
  Megastores............       5.0%      7.2%     13.4%     21.6%     34.0%      31.1%       45.0%
  Traditional stores....      95.0%     92.8%     86.6%     78.4%     66.0%      68.9%       55.0%
Direct store
 contributions(2):
  Megastores............  $  1,118  $  1,576  $  4,189  $  5,577  $  9,655   $  5,449    $  9,943
  Traditional stores....    24,278    19,567    19,749    10,062    14,931      8,858       7,270
                          --------  --------  --------  --------  --------   --------    --------
    Total...............    25,396    21,143    23,938    15,639    24,586     14,307      17,213
                          ========  ========  ========  ========  ========   ========    ========
Weighted average direct
 store contribution per
 store(3):
  Megastores............  $  1,055  $    788  $  1,221  $    850  $  1,006   $    616    $    750
  Traditional stores....       127       106       114        62       128         76          66
Percentage of total
 direct store
 contributions:
  Megastores............       4.4%      7.5%     17.5%     35.7%     39.3%      38.1%       57.8%
  Traditional stores....      95.6%     92.5%     82.5%     64.3%     60.7%      61.9%       42.2%
Contribution margin (4):
  Megastores............       7.2%      7.5%     10.2%      8.6%     10.1%       9.3%       10.4%
  Traditional stores....       8.2%      7.2%      7.5%      4.3%      8.0%       6.8%        6.2%
    Total...............       8.2%      7.3%      7.8%      5.2%      8.7%       7.6%        8.1%

--------
(1) Net retail sales for the period divided by the weighted average number of stores operated during the period.
(2) Direct store contributions are presented for comparative purposes and do not include any charges for warehousing, buying or administrative expenses. Direct store contributions include all direct revenues and expenses incurred within the respective stores and allocated charges for advertising, insurance, accrual of shrinkage and merchandise markdowns and certain other expenses.
(3) Direct store contributions divided by the weighted average number of stores operated during the period.
(4) Direct store contributions divided by net retail sales.

INDUSTRY OVERVIEW AND COMPETITION

  Retail sales of sporting goods in the United States were approximately $30 billion in 1994, according to the National Sporting Goods Association. The retail market for sporting goods is highly fragmented with the top 100 retailers, which include department stores, specialty retailers, discount stores and footwear retailers, as well as full-line sporting goods retailers such as the Company, having combined sales in 1994 of approximately $20 billion, or two-thirds of total industry sales. The top ten full-line sporting goods stores, which includes the Company, had 1994 sales of approximately $3.5 billion, which represented approximately 12% of total sporting goods retail sales for that year.

  The principal categories of sporting goods retailers are (i) megastores (e.g., Sports Authority, Sportmart and Sports & Recreation), (ii) traditional stores (e.g., large chains such as Herman's, Big 5 and Modell's, as well as local independent stores and pro shops), (iii) specialty stores and catalog merchants (e.g., Foot Locker, The Athlete's Foot and REI) and (iv) mass merchandisers (e.g., Wal-Mart, Kmart and Sears). Megastores, as a group, have grown faster in recent years than other types of sporting goods retailers, with the eight largest megastore chains as a group experiencing revenue growth of between 30% and 35% for each year from 1990 to 1994. The Company believes that the industry will remain highly competitive, and it expects that for the foreseeable future other megastore retailers will continue to expand aggressively and increase their market share relative to traditional, specialty and mass merchandise retailers.

BUSINESS STRATEGY

  The following are key elements of the Company's business strategy:

  Unique Megastore Concept. SuperSports USA megastores are designed to offer customers an interactive and engaging shopping experience not available at competing sporting goods megastores. The Company believes that it has distinguished its SuperSports USA megastores from those of its primary megastore competitors by offering customers the unique "play-before-you-pay" opportunity to use sporting equipment. The Company believes that this interactive approach enables customers to find the merchandise best suited to their needs and desires, which, in turn, encourages them to spend more time in the SuperSports USA megastores and to become repeat shoppers. The opportunity for customers to entertain themselves in a variety of innovative indoor athletic settings also encourages repeat shopping. The Company designs each of its megastores to include at least four of the following "play areas:" adult and youth basketball courts; baseball and softball batting cages; electronically simulated golf courses; putting greens; tennis and racquetball courts; treadmill-style ski slope decks; in-line skating areas; and mini-boxing rings.

  Superior Shopping Experience. The Company's SuperSports USA megastores are designed as a series of specialty sporting goods shops brought together under one roof, each offering high-quality merchandise in an upscale setting that results in an overall environment similar to a major department store and unlike the Company's warehouse-format competitors. Each specialty area is designed to concentrate on a specific sporting goods category and present equipment alongside apparel appropriate for that category, creating a focused shopping experience. The merchandise in each specialty area is displayed in a visually creative fashion, utilizing an upscale department-store-style, point-of-purchase presentation. The layout and intended traffic flow pattern of each SuperSports USA megastore are designed to guide customers through the entire store along a path that introduces them to each specialty shop.

  Favorable Merchandising Mix. Because of the unique specialty shop design and upscale department-store-style merchandise presentation that is emphasized in the SuperSports USA megastore concept, the Company believes that it sells a greater percentage of higher-margin sportswear than its primary megastore competitors. The Company's advertising and promotional strategy is also designed to support this favorable merchandising mix.

  Destination Shopping Locations. By providing a differentiated and entertaining shopping experience at its megastores, the Company intends to establish each of its SuperSports USA megastores as a shopping destination. As part of this strategy, the Company has sought and obtained mall and shopping center anchor positions for a number of its megastore locations. The ability of the SuperSports USA megastores to serve as mall anchors expands the Company's universe of potential sites for its megastores. Anchor locations generally afford retail tenants more favorable lease terms.

  Dominant Merchandise Selection. By offering high quality, name-brand merchandise across a broad selection of sporting goods categories, the Company targets both enthusiasts of a particular sport and casual sporting goods consumers. Among the approximately 1,200 name brands the Company sells are popular and traditional lines, including Adidas, Asics, Champion, Coleman, Columbia, Ektelon, K2, Mitre, New Balance, Nike, Nordica, Prince, Rawlings, Reebok, Rollerblade, Rossignol, Russell Athletic, Spalding, Starter and Wilson, as well as a number of higher-end specialty brands, such as Nishiki bicycles, Filson and Barbour hunting apparel, G. Loomis fishing equipment, Salomon skis, Teva footwear and Izod apparel.

  Customer Service. As a part of its interactive and engaging SuperSports USA megastore concept, Oshman's encourages its sales associates to be enthusiastic and outgoing in assisting customers. Each specialty sporting goods shop is staffed with knowledgeable and qualified sales personnel whose goal is to assist customers in selecting the merchandise best suited to their needs and desires. Sales personnel are trained to encourage customers to use the play areas and to sample a number of products in a given category. The Company also offers many on-site services, including full service bicycle shops providing custom assembly and tuning, racket stringing and regripping, snow ski equipment repair and maintenance, golf club regripping and fishing and hunting equipment repair.

TRANSFORMATION PLAN

  As reflected in the following table, the Company has reduced its total number of stores since the beginning of fiscal 1990, and in December 1993 announced a restructuring plan that included closing of 34 underperforming traditional stores and redeploying its assets to its megastore transformation strategy. The Company has since removed two stores from the restructure group and will continue to operate these stores. As of December 18, 1995, Oshman's was operating 133 stores, 109 of which were traditional stores and 24 of which were SuperSports USA megastores. Changes in the number of stores and square footage during the last five fiscal years and thus far during fiscal 1995 are summarized below:

                                       NUMBER OF STORES                SQUARE FOOTAGE (AT END OF PERIOD)
                         --------------------------------------------  ---------------------------------
                                     SUPERSPORTS
                         TRADITIONAL     USA     TRADITIONAL OPERATED              SUPERSPORTS
                           STORES    MEGASTORES    STORES    AT YEAR   TRADITIONAL     USA
      FISCAL YEAR          OPENED      OPENED      CLOSED      END       STORES    MEGASTORES    TOTAL
      -----------        ----------- ----------- ----------- --------  ----------- ----------- ---------
1990....................       5           2          11       189      2,090,000     158,000  2,248,000
1991....................       2           0           8       183      2,036,000     158,000  2,194,000
1992....................       2           3          18       170      1,879,000     337,000  2,216,000
1993....................       1           3(a)       13(a)    161(a)   1,744,000     504,000  2,248,000
1994....................       0           4(a)       24(a)    141(a)   1,454,000     785,000  2,239,000
1995 (to 12/18/95)......       0          12(b)       20       133(b)   1,196,000   1,454,000  2,650,000
                             ---         ---         ---
  Total.................      10          24          94
                             ===         ===         ===

--------
(a) Includes a traditional store which was expanded and converted to a megastore.
(b) Includes megastores opened at seven locations purchased from SportsTown, Inc.

  The Company intends to continue to open additional SuperSports USA megastores in both its existing and new markets and currently anticipates opening at least eight additional megastores during fiscal 1996. In addition, the Company currently anticipates opening at least 12 new megastores in each of fiscal 1997 and 1998. Future store openings are, however, dependent upon numerous factors including timing of construction and general market conditions. Since the beginning of fiscal 1990, the Company has reduced its traditional store base from 193 to 109, including four stores that remain in the restructure group. The Company does not intend to open any additional traditional stores in the future and will continue to reexamine and evaluate the performance of each of its stores.

SITE SELECTION

  The Company subjects each potential new store location to extensive analysis and evaluation, using its in-house staff to work with local real estate developers and brokers. Sites are selected primarily based on the Company's evaluation of the potential financial return on its investment, taking into account internally prepared sales projections, estimated gross margins and store operating expenses as compared to required capital expenditures and inventory investments. The Company also utilizes demographic, geographic and competitive analyses in arriving at its estimates for sales and gross margin. Oshman's seeks to locate stores in areas that are experiencing growth in population and have high concentrations of white collar workers with growing families and sufficient financial resources and disposable income to devote significant spending to leisure and sporting activities. Seven of the Company's existing megastores serve as anchors for regional shopping malls and shopping centers. The Company intends to continue to pursue locations that offer this desirable marquee status and the associated benefits.

  Although the Company realizes certain economies of scale in warehousing, distribution and advertising through the "clustering" of several stores in one market (most notably in the Dallas/Fort Worth, Houston and Los Angeles areas), it has also taken advantage of opportunities to successfully open and profitably maintain single SuperSports USA megastores in certain markets (e.g., Greenville, South Carolina and Mall of America in Minneapolis, Minnesota) and intends to continue to pursue this flexible strategy.

  The Company traditionally has obtained new store locations through long-term operating leases negotiated with developers. On a lease basis, the investment by the Company required to open a new SuperSports USA megastore consists primarily of the investment in inventory, the cost of preparing the premises for occupancy and pre-opening expenses, such as the costs associated with training employees and stocking the store. Inventory for a new megastore is estimated at approximately $2.5 million, at cost, or approximately $1.5 million net of vendor accounts payable. The cost of preparing the premises for occupancy is frequently partly or wholly financed by the owner or developer of the new location. In general, the net cost to the Company of preparing the premises for occupancy by a megastore averages approximately $600,000. Pre-opening costs of megastores are generally deferred and amortized over a one-year period subsequent to the opening and typically average approximately $300,000 per megastore.

  From time to time, the Company is presented with opportunities to purchase stores or locations from other sporting goods retailers. In October 1995, the Company purchased seven locations from SportsTown, Inc. and opened SuperSports USA megastores at these locations in November 1995 following renovation and partial reconfiguration efforts. The Company intends to complete its reconfiguration of these stores during fiscal 1996.

SUPERSPORTS USA MEGASTORES

  The Company's SuperSports USA megastores range from approximately 40,000 to 85,000 square feet and are located both in shopping malls and shopping centers and as free-standing locations in high traffic, high-visibility retail areas. SuperSports USA megastores offer a dominant selection of sporting goods in a visually exciting upscale store environment designed to offer customers an interactive and engaging shopping experience not available at competing megastores. The Company believes that it has differentiated its SuperSports USA megastores from competing sporting goods megastores by offering customers the unique "play-before-you-pay" opportunity to use sporting equipment and entertain themselves in a variety of interactive indoor athletic settings. To implement this retailer-based entertainment concept, the Company designs each of its megastores to include at least four of the following "play areas:" adult and youth basketball courts; baseball and softball batting cages; electronically simulated golf courses; putting greens; tennis and racquetball courts; treadmill-style ski slope decks; in-line skating areas; and mini-boxing rings. Customers are encouraged to try out the equipment and to spend more time shopping than they otherwise would.

  SuperSports USA megastores are organized as a collection of distinctive sporting goods specialty shops brought together under one roof, each offering high-quality merchandise in an upscale setting that results in an overall environment similar to a major department store and unlike the Company's primary megastore competitors. Each specialty area is designed to concentrate on a specific sporting goods category and present equipment alongside the sporting apparel appropriate for that category. The layout and intended traffic pattern of each SuperSports USA megastore is designed to guide customers through the entire store along a path that introduces them to each specialty shop. The Company intends to establish its megastores as shopping destinations through the unique shopping experience it provides at its SuperSports USA megastores.

  The seven megastore locations the Company recently purchased from SportsTown, Inc., were renovated, partially reconfigured, furnished and opened as SuperSports USA megastores on November 4, 1995 to take advantage of the 1995 holiday shopping season. Because these seven locations do not currently contain play areas like the Company's other megastores, the Company intends to undertake additional renovations in fiscal 1996 in order to fully implement its SuperSports USA megastore concept in these stores.

  Approximately 83% of the gross square feet of each SuperSports USA megastore is dedicated to retail selling space, of which approximately 6% to 9% is devoted to play areas, with the remaining 17% being used for merchandise receiving and storage and office space. A typical megastore has a general manager, three assistant managers and five to seven area managers. Each megastore also has a full-time visual display manager who oversees all merchandising and point-of-purchase elements of the store. Each store general manager reports to one of the Company's eight regional managers.

  The following table summarizes certain information concerning each of the 24 SuperSports USA megastores that are currently operating, as well as four additional megastore locations for which the Company has signed leases and at which it expects to open SuperSports USA megastores in fiscal 1996. There can be no assurance that store openings will not be delayed depending on the timing of construction and other factors.

                           SUPERSPORTS USA MEGASTORES

LOCATION                     OPENING DATE            TYPE         SQUARE FOOTAGE
--------                     ------------            ----         --------------
 1. Houston, TX........       March 1990         Free Standing        78,472
 2. Austin, TX.........     November 1990     Shopping Center (3)     80,000
 3. Albuquerque, NM....        May 1992       Shopping Center (3)     50,000
 4. Minneapolis, MN....      August 1992      Shopping Center (3)     73,714
 5. San Diego, CA......     November 1992     Shopping Center (3)     55,000
 6. Dallas, TX.........        May 1993         Shopping Center       41,384
 7. Arlington, TX......      August 1993        Shopping Center       65,520
 8. St. Louis, MO......     September 1993      Shopping Center       59,814
 9. Houston, TX........        May 1994         Shopping Center       67,333
10. Milpitas, CA.......     September 1994    Shopping Center (3)     85,000
11. Houston, TX........      October 1994       Shopping Center       68,068
12. Fort Worth, TX.....     November 1994       Shopping Center       61,193
13. Houston, TX........       April 1995        Shopping Center       55,000
14. Seattle, WA........      August 1995      Shopping Center (3)     75,915
15. Houston, TX (1)....     September 1995       Free Standing        69,057
16. Palm Desert, CA....     September 1995      Shopping Center       49,980
17. Greenville, SC.....      October 1995     Shopping Center (3)     75,172
18. Dallas, TX (2).....     November 1995       Shopping Center       56,626
19. Dallas, TX (2).....     November 1995       Shopping Center       39,996
20. Dallas, TX (2).....     November 1995        Free Standing        47,054
21. Dallas, TX (2).....     November 1995        Free Standing        50,000
22. Dallas, TX (2).....     November 1995       Shopping Center       49,944
23. Dallas, TX (2).....     November 1995       Shopping Center       50,000
24. Tulsa, OK (2)......     November 1995       Shopping Center       50,000
 Phoenix, AZ...........  Expected fiscal 1996   Shopping Center       62,500
 Dallas, TX............  Expected fiscal 1996   Shopping Center       55,000
 Houston, TX...........  Expected fiscal 1996   Shopping Center       55,000
 San Antonio, TX.......  Expected fiscal 1996    Free Standing        65,000

--------
(1) Company-owned store.
(2) Leases acquired from SportsTown, Inc.
(3) Mall or shopping center anchor.

TRADITIONAL STORES

  The Company's traditional stores range in size from 3,600 to 32,000 square feet, with an average of approximately 11,000 square feet. These stores offer high quality, name-brand merchandise similar to SuperSports USA megastores but focus on a less broad selection of sporting goods categories while still retaining as deep an assortment as space constraints will allow. Due to space constraints, the merchandise mix is more heavily weighted toward sporting goods equipment. The stores are located in a variety of environments, including major regional or suburban shopping centers, shopping malls and as free-standing locations in suburban shopping districts. Substantially all of the traditional stores occupy leased space in modern structures, with the leases expiring at various dates from 1995 to 2017 (exclusive of renewal options). The Company owns two of its traditional stores.

  The following table summarizes geographic locations of the Company's traditional stores that were operating as of December 15, 1995:

                               TRADITIONAL STORES

                                                                        NUMBER
      LOCATION                                                         OF STORES
      --------                                                         ---------
      Texas:
        Dallas/Fort Worth.............................................     10
        Houston.......................................................      9
        San Antonio...................................................      5
        Austin........................................................      1
        Other cities..................................................     11
                                                                          ---
          Texas subtotal..............................................     36
      California:
        Los Angeles...................................................     31
        San Francisco/Bay Area........................................      5
        Other cities..................................................      7
                                                                          ---
          California subtotal.........................................     43
      Other states:
        Arizona.......................................................      5
        Florida.......................................................      5
        Louisiana.....................................................      5
        Hawaii........................................................      4
        New Mexico....................................................      4
        Nevada........................................................      2
        Arkansas......................................................      1
        Georgia.......................................................      1
        New Jersey....................................................      1
        Oklahoma......................................................      1
        Tennessee.....................................................      1
                                                                          ---
          Other states subtotal.......................................     30
                                                                          ---
            Total.....................................................    109
                                                                          ===

  Included in the Company's traditional stores are three clearance stores, two in Houston and one in Los Angeles, which sell slow-moving and discontinued merchandise at substantial discounts. The four traditional stores located in Hawaii are operated under the name "Honsport."

MERCHANDISING

  The Company's merchandising strategy focuses on offering high quality, name-brand merchandise across a broad selection of sporting goods categories, targeting both sports enthusiasts and casual sporting goods customers. The Company believes that it offers a broader selection of merchandise than is generally available elsewhere, including other large format sporting goods retailers. Each megastore offers approximately 100,000 active SKUs (stock keeping units) across more than 1,200 merchandise classes, while traditional stores offer approximately 50,000 active SKUs and approximately 900 merchandise categories.

  Each of the Company's stores has the ability to customize its merchandise selection based on local customer interest and demand as well as the seasonal needs of the market. This customization is accomplished by recognizing differences related to the region and market in which a store is located, as well as by recognizing subtle differences in the demographic characteristics of the surrounding communities. Each SuperSports USA megastore manager is given a discretionary budget to be used to purchase locally selected merchandise, such as items relating to local sports teams, and to conduct local promotional activities, such as sponsorship of local sporting events.

  Oshman's offers a full line of sporting goods equipment, sportswear and athletic footwear focusing on middle to high-end products. Nationally advertised brand name products are featured, along with the Company's own labels in certain categories. While certain of the Company's primary megastore competitors employ "every-day-low-price" strategies, the Company is a promotional retailer. As such, the Company seeks to drive traffic into its stores through advertised price reductions on selected merchandise, while maintaining full markups on other merchandise.

  The following table sets forth the approximate percentage of sales attributable to apparel, footwear and sporting equipment for the periods presented:

                                         PERCENTAGE OF NET RETAIL SALES
                                    --------------------------------------------
                                       FISCAL YEAR          NINE MONTHS ENDED
                                    -------------------  -----------------------
                                                         OCTOBER 29, OCTOBER 28,
      MERCHANDISE GROUP             1992   1993   1994      1994        1995
      -----------------             -----  -----  -----  ----------- -----------
      Sporting apparel.............  32.5%  30.5%  29.2%     26.5%       26.2%
      Athletic footwear............  16.8   17.1   18.8      20.6        24.1
      Sporting equipment...........  50.7   52.4   52.0      52.9        49.7
                                    -----  -----  -----     -----       -----
        Total...................... 100.0% 100.0% 100.0%    100.0%      100.0%
                                    =====  =====  =====     =====       =====

  Sales of sporting goods apparel generally yield higher profit margins to the Company than sales of sporting goods equipment and footwear. The Company believes that a higher percentage of its total net sales are derived from apparel as compared to its primary competitors. The Company attributes this advantage to superior soft goods merchandising and presentation as well as the SuperSports USA megastore retail concept. The advantage is enhanced by the Company's focused advertising and promotional activities.

 SuperSports USA Megastores

  Presented within each SuperSports USA megastore are the following merchandise categories and specialty sporting goods shops:

  Athletic and Active Apparel. The Company carries general active and leisure apparel, as well as apparel designed for specific sports and activities in a broad range of styles and sizes. Apparel is displayed in a visually exciting manner in professionally designed display areas. Athletic attire geared toward a specific sport is generally displayed alongside equipment relating to that sport. In addition, certain megastores contain selected vendor-specific specialty shops featuring a broad selection of clothing from a single manufacturer, such as the "Nike Shop." Brands carried by the SuperSports USA megastores include Adidas, Champion,

Columbia, Marika, Gilda Marx, Nike, Quiksilver, Reebok, Russell Athletic, Side-Out, Speedo and Weekend Exercise as well as certain upscale brands such as Izod, Liz Claiborne and Royal Robbins. Megastores also carry a complete line of licensed products including T-shirts, sweatshirts, jackets, uniforms and other apparel featuring the logos and colors of prominent college and professional sports teams. Brands stocked by the Company include Champion, Logo Athletic, Nutmeg, ProPlayer, Russell Athletic, Sports Specialties and Starter.

  Active and Outdoor Footwear. Each SuperSports USA megastore carries a wide selection of footwear for both the casual consumer and the serious sports enthusiast. Footwear is available for a variety of activities, including aerobics, basketball, baseball, golf, walking, running, cycling, tennis and hiking. A typical SuperSports USA megastore carries more than 700 styles of footwear. Footwear is sold in a full-service environment. Unlike in a typical warehouse-format megastore, trained personnel are available to assist and advise customers as to sizes, styles and characteristics of shoes and to retrieve customers' selections from inventory located off of the sales floor. Brands carried by the Company include Adidas, Asics, Avia, Fila, K-Swiss, New Balance, Nike, Reebok, Saucony and Teva.

  In-line Skating and Skateboarding. Each of the SuperSports USA megastores carries a selection of in-line skates and skateboards, in a variety of styles and price ranges, as well as accessories, clothing and protective gear. Store personnel assist each customer in selecting the correct size and style. In addition, megastores offer parts and service for equipment in this specialty sporting goods area. Several of the megastores have a specially designed skating floor on which customers can try out new skates before they buy them. Brands carried by the megastores include Canstar/Bauer, Easton, Hyper, Kryptonics, K2, Mission, Nash, Rollerblade and Scott.

  Skiing and Snowboarding. Each SuperSports USA megastore stocks a full line of snow skis, snowboards, boots, bindings, poles and accessories, as well as skiing and cold weather apparel and footwear. This specialty shop is a full-service ski shop where trained staff assist each customer in selecting the skis or snowboard best-suited to the customer's preferences and level of expertise, fit the customer with appropriate ski boots and select, install and adjust ski bindings. A wide selection of ski apparel is also featured and, in some stores, qualified instructors are available to give lessons on this specialty shop's play area, a treadmill-style ski slope deck. Brands carried by the megastores include Columbia, Johns, K2, Marker, Nordica, Rossignol, Salomon, Scott and Smith.

  Cycling. Each megastore contains a full-service bicycle shop selling a broad range of bicycles, including mountain bikes, street racing bikes, BMX bikes, hybrids and tandem bicycles. In addition, the megastores carry a wide array of replacement parts, clothing and accessories, such as gloves, helmets and water bottles. Knowledgeable sales staff assist customers in selecting bicycles, parts and equipment from a wide selection of brands and price ranges. Similar to a specialty bicycle shop, the megastore staff will not only repair and tune bicycles, but will also build to order a bicycle comprised of components from a variety of top manufacturers. Brands stocked by the megastores include Bell, Fuji, Nishiki and Specialized.

  Golf. SuperSports USA megastores carry a wide variety of golf equipment, including clubs, bags, balls, clothing, shoes and other accessories. Knowledgeable personnel are trained to offer expert advice to shoppers and provide services such as regripping golf clubs, all in the atmosphere of a full-service, full selection pro-shop. Many of the megastores include putting greens and computerized simulated golf courses on which customers can try out equipment before purchase. Brands carried include Footjoy, MacGregor, Maxfli, Mizuno, Ram, Spalding, Titleist, Wilson and Zebra.

  Tennis and Other Racquet Sports. Each megastore carries a wide selection of tennis racquets, shoes and apparel as well as equipment for other racquet sports such as racquetball and squash. In addition, each store offers a full service racquet-stringing and regripping service. Many stores offer a play area that features an indoor court in which customers can play with a racquet before buying it. Brands carried by the stores include Dunlop, Head, Prince, Wilson and Yonex.

  Fitness and Exercise Equipment. SuperSports USA megastores carry a full range of fitness machines and equipment, including stationary bicycles, home gyms, weight benches, treadmills, stair climbers, rowing machines and a wide selection of weightlifting machines and free weights. SuperSports USA megastores also offer home delivery and installation of exercise equipment. Some of the megastores feature a play area consisting of a mini-boxing ring featuring a heavy bag, speed bag and other exercise equipment. Brands carried by the stores include Bollinger, CSA, Fitness Quest, Healthrider, Impex, Pro-Form, Tunturi and Weslo.

  Hunting, Fishing, Hiking and Camping. SuperSports USA megastores carry a wide array of merchandise in these activities, including clothing, footwear and equipment such as tents, backpacks, sleeping bags, lanterns, flashlights, coolers, fishing tackle, tackle boxes, rods and reels, fishing line, scopes, binoculars, archery equipment, firearms and accessories. Brands include Alpine, Berkley, Coleman, Columbia, Fenwick, Garcia, Igloo, Kelty, Lowrance, Shimano and Zebco, as well as such upscale brands as Timberland hiking footwear, G. Loomis fishing equipment, Filson and Barbour hunting apparel and Zeiss and Nikon binoculars.

  Water Sports. Water sports and marine merchandise includes an array of merchandise for boating and water sports such as swimming, water skiing, jet skiing and snorkeling. The selection includes water skis, boogie boards, wetsuits, fins, masks, canoes and life vests. The megastores carry popular brands such as Body Glove, Connelly, HO, O'Brien and Voit, as well as upscale brands such as Dacor and U.S. Divers.

  Team Sports including Baseball, Softball, Football, Basketball, Ice and Street Hockey, Soccer and Volleyball. SuperSports USA megastores carry a wide selection of team sports equipment, including balls, bats, gloves, sticks and protective clothing, as well as equipment such as basketball backboards and volleyball nets. Several of the stores contain play areas such as batting cages featuring computerized simulations of major league baseball pitchers and adult and youth basketball courts, where customers can use the equipment with the advice of Oshman's sales staff. Brands stocked include Brine, Easton, Hillerich & Bradsby, Huffy, Mitre, Mizuno, Porter, Rawlings, Spalding, Wilson and Worth.

  General Merchandise. In addition to goods available in its individual specialty shops, each SuperSports USA megastore carries a wide selection of general merchandise to complement sport specific merchandise. This includes licensed team novelties such as pennants and posters, as well as items such as books, videos, picture frames, watches and sunglasses.

 Traditional Stores

  The Company's traditional stores offer high quality, name-brand merchandise like SuperSports USA megastores but focus on a less broad selection of sporting goods categories while still retaining as deep an assortment as space constraints will allow. Due to these constraints the merchandise mix is more heavily weighted toward sporting goods equipment. Traditional stores do not contain play areas or provide certain of the specialized services offered by the SuperSports USA megastores.

CUSTOMER SERVICE

  In each area within a SuperSports USA megastore, the Company employs individuals who are knowledgeable with respect to the sporting goods sold there. In addition, to create a specialty store atmosphere in each area of a megastore, the Company actively seeks to employ individuals with an affinity for specific sports. The Company encourages employee enthusiasm and engagement of the customer in its customer service training. It issues periodic bulletins and encourages store personnel to attend training seminars presented by the Company's vendors and the Company, which keep personnel apprised of recent developments in sporting goods products. Sales staff are also encouraged to participate in Company sponsored clinics and demonstrations to gain first-hand product knowledge.

  As a customer enters a specialty shop, store personnel are encouraged to greet the customer and use their expertise to assist in identifying and locating a product that the customer wishes to try. Sales staff then encourage the customer to use the product in that shop's play area, while the staff member offers advice and suggestions as to proper usage or product alternatives. To reinforce SuperSports USA megastores' status as shopping destinations, enhance the shopping experience and encourage customers to remain in the megastores longer than they otherwise would, sales staff are trained to promote the play areas for their entertainment value alone. In addition, the Company offers many on-site services including: full-service bicycle shops providing custom assembly and tuning; racket stringing and regripping; snow ski equipment service and maintenance; golf club regripping; set-up and home delivery of fitness equipment; and fishing and hunting equipment repair.

  While the Company seeks to employ a similar caliber of individuals in its traditional stores and to offer similar training to such individuals, many of the specialty shop services available in the SuperSports USA megastores are not available in the traditional stores.

  The Company employs various means for evaluating customer satisfaction including a mystery shopper program and customer surveys which evaluate store personnel and store operations based on criteria that the Company considers important components of its customer service strategy. Customer service assessments are an important part of store personnel performance evaluations.

PURCHASING AND SUPPLIERS

  The Company purchases its merchandise directly from a diverse group of leading domestic and international suppliers, and achieves significant efficiencies through large quantity purchases. The Company's largest supplier, Nike, accounted for 10.4%, 9.0% and 6.0% of the Company's total purchases in fiscal 1994, 1993 and 1992, respectively. No other supplier accounted for more than 10% of the Company's purchases in any of the last three years. The Company's top ten suppliers during the 1994 fiscal year were Asics, Authentic Fitness/Speedo, Canstar/Bauer, Columbia Sportswear, Nike, Reebok, Rollerblade, Russell Athletic, Weslo/ProForm and Wilson Sporting Goods.

  The buying staff reviews and selects an appropriate merchandise assortment for the Company's target customer from the product offerings available through a wide variety of sporting goods vendors. In purchasing merchandise, the buyers develop plans that consider merchandising, inventory levels, gross margin levels, timing of purchases and retail pricing to optimize store profitability. Oshman's buyers regularly meet with key representatives of each of the Company's major vendors and attend a variety of sporting goods industry trade shows in order to stay abreast of sporting goods trends, new products, new technologies and current pricing levels. The Company's central purchasing department also maintains regular contact with store personnel in an effort to assess customer needs and opinions. In addition, Oshman's officers strive to build and maintain strong vendor relationships by meeting regularly with key executives of the Company's vendors.

DISTRIBUTION AND WAREHOUSING

  The Company utilizes a centralized distribution system in which it operates three distribution centers. Two are located in Houston, Texas, and the other is located in Santa Ana, California. Approximately 90% of the Company's inventory is shipped through these distribution centers. Management believes that its distribution system provides the following benefits: (i) optimized individual store inventory investment; (ii) enhanced ability to quickly satisfy stores' inventory needs; (iii) efficient use of store retail space; and (iv) ease of merchandise returns to vendors. However, for certain items which the Company believes require more rapid delivery to stores because of higher product turnover or other conditions, the Company uses direct delivery from vendors. Substantially all of the merchandise distributed to Texas, Louisiana, New Mexico, Oklahoma and locations east of the Mississippi flows through the Company's distribution centers located in

Houston, Texas. The Company's distribution center in Santa Ana, California is responsible for distributing substantially all of the merchandise to the Company's stores in California, Arizona, Hawaii, Nevada and Washington.

  Vendors ship products to the distribution centers, where the merchandise is inspected, verified against the original purchase order, ticketed and repackaged for shipment to individual stores. The Company often uses its own trucks to deliver merchandise to stores located in the same metropolitan areas as its distribution centers and contracts with a common carrier in each region to ship the products to stores outside of those metropolitan areas.

MERCHANDISE PLANNING AND INFORMATION SYSTEMS

  The Company installed the first phase of a new merchandise planning system in late fiscal 1994 to facilitate merchandise budgeting and forecasting. The second phase of the installation was completed in fiscal 1995 allowing desk top access to performance statistics by store location. Point of sale terminals in all of the Company's SuperSports USA megastores and 92 of its 109 traditional stores were upgraded during fiscal 1995, resulting in quicker credit verification, greater SKU capacity and faster communications with the Company's corporate offices.

  A distribution team separate from the buying staff is charged with managing overall store and department inventory levels, inventory turnover by store and allocations of new merchandise receipts. Buyers develop seasonal assortment plans for each store location, based upon expected sales volume and regional customer preferences. Automatic replenishment systems are in place to maintain stocks of basic inventory items, generating shipments from the warehouses on a regular basis.

  The Company is currently in the process of implementing an Electronic Data Interchange (EDI) system in its stores and warehouses. At present, the system is to be used solely for the transmission of purchase orders to selected vendors, but in the future the Company anticipates utilizing EDI to connect directly with certain vendors for vendor-managed quick response inventory control. The Company believes that this system of electronically ordering and replenishing inventory is a developing trend in its industry and will be required by major suppliers in order to obtain the most favorable pricing and delivery schedule.

ADVERTISING AND PROMOTION

  Oshman's comprehensive advertising program focuses on extensive newspaper advertising. Advertising is increased during key shopping periods such as Father's Day, Back-to-School and the Christmas holiday season, as well as during the Company's Once-a-Year sale in May and anniversary sale in October. Recently, the Company has launched a major television advertising campaign in selected markets for the 1995 Christmas holiday shopping season. The Company's advertising program is administered by its in-house advertising staff with support from outside advertising agencies.

  The Company advertises in major metropolitan newspapers as well as regional newspapers circulated in areas surrounding Oshman's locations. Advertisements typically consist of weekly four and eight page color inserts in local newspapers. In the last year, the Company has begun using photography in its advertising rather than the line drawings it had utilized previously. The Company receives substantial vendor cooperative advertising reimbursements. Oshman's also sponsors numerous athletic tournaments and special events, such as sports clinics in the stores' play areas, special instructions on specific sporting activities and celebrity appearances, in an effort to attract customers to its stores.

LICENSING ARRANGEMENT AND INSTITUTIONAL SALES

  Since 1983 the Company has had a licensing agreement and consulting arrangement with a major Japanese retailer, Ito-Yokado Co., Ltd., that currently operates four stores in Japan under the Oshman's name. The Company also sells merchandise to this entity. The Company also sells sporting goods and equipment to certain institutional customers, including scholastic, industrial and amateur sports teams. In fiscal 1994, institutional sales accounted for 3.0% of net sales.

PROPERTIES

  Oshman's 79,000 square foot general and executive offices are leased by the Company and located in Houston, Texas. See "Certain Transactions." A Houston warehouse and distribution center occupies approximately 257,000 square feet of leased space in the same building complex and the Company also rents an office/warehouse in Santa Ana, California, in which approximately 7,000 square feet are devoted to office space and 151,000 square feet are used as warehouse space. In addition, the Company owns an 83,000 square foot warehouse on six acres of land in Houston, Texas. Oshman's owns other properties in San Antonio, Texas, Los Angeles and Millbrae, California and Houston, Texas. Each of the properties owned by the Company are subject to mortgage liens of certain of the Company's lenders, including CIT.

  Substantially all of Oshman's retail stores occupy leased space in modern structures. As of December 18, 1995, these retail stores occupied an aggregate of approximately 2,551,000 square feet of floor space under leases expiring at various dates from 1995 to 2017 (exclusive of renewal options). Traditional stores on average are comprised of approximately 11,000 square feet, while the average megastore occupies approximately 61,000 square feet. The two traditional stores and one megastore in locations owned by Oshman's aggregate approximately 99,000 square feet of floor space.

  Aggregate rentals paid by the Company under all its leases amounted to approximately $15.6 million during the 1994 fiscal year. Most store leases provide for rentals which are the greater of a fixed minimum or a specified percentage of sales. Oshman's owns the fixtures in its retail stores and considers all property owned or leased to be well maintained, adequately insured and suitable for its purposes.

TRADEMARKS AND SERVICE MARKS

  As of December 18, 1995, Oshman's owned approximately 35 trademarks and service marks that were employed in its advertising and operations. The Company has registered the "Oshman's" and "SuperSports USA" trademarks. The Company believes that its marks are, in the aggregate, materially important in its business and that the "Oshman's" and "SuperSports USA" marks are individually material. The Company anticipates that it will continue to own each of its trademarks and service marks for so long as it finds it beneficial to use them in connection with its operations.

LEGAL PROCEEDINGS AND INSURANCE

  The Company is subject to certain pending legal proceedings, most of which are ordinary and routine litigation incidental to its business. None of such legal proceedings, in the opinion of the Company, is material to its business or financial condition. The Company maintains liability insurance coverage that it believes to be customary in the sporting goods retailing industry and sufficient to cover risks arising in the ordinary course of its business.

EMPLOYEES

  At December 9, 1995, the Company had approximately 2,400 full-time and 2,100 part-time employees. Approximately 200 of its employees at such date were seasonal employees, hired in connection with the Christmas holiday season. None of the Company's employees is represented by a labor union. The Company considers its relations with employees to be good.

                                   MANAGEMENT

  The following table sets forth the name and age of each executive officer and Director of the Company and all positions and offices with the Company held by each person named:

              NAME               AGE         POSITIONS AND OFFICES HELD
              ----               ---         --------------------------
Alvin N. Lubetkin(1)............  62 Vice Chairman of the Board, Chief Executive
                                      Officer and Director
Marilyn Oshman(1)...............  56 Chairman of the Board and Director
William N. Anderson(1)..........  48 President, Chief Operating Officer and
                                      Director
Lindsay J. Rice.................  41 Executive Vice President
Richard L. Bockart..............  61 Vice President, Treasurer and Secretary
A. Lynn Boerner.................  55 Vice President and Chief Accounting Officer
Will A. Clark...................  49 Vice President
Richard G. Dennis...............  43 Vice President, Assistant Secretary and
                                      General Counsel
Steven U. Rath..................  40 Vice President
Morrie K. Abramson(2)...........  61 Director
Marvin Aronowitz(1).............  71 Director
Fred M. Gerson(2)...............  57 Director
Dolph B. H. Simon(2)............  62 Director

--------
(1) Member of Executive Committee
(2)Member of Compensation Committee and Audit Committee

  Mr. Lubetkin has been an officer of the Company since 1966 and a Director since 1962. Mr. Lubetkin, in addition to having overall responsibility for the Company's operations, is primarily responsible for finance, real estate, store operations and corporate development for the Company. He was originally hired by the Company in 1961.

  Ms. Oshman was elected Chairman of the Board in April 1993 and has been a Director of the Company since 1979. She has been employed by the Company since 1990.

  Mr. Anderson was elected President, Chief Operating Officer and Director in June 1994. Mr. Anderson shares certain executive responsibilities with Mr. Lubetkin and is primarily responsible for merchandising, advertising, human resources and management information systems at the Company. Prior to June 1994, Mr. Anderson served as Senior Vice President and General Manager of Ames Department Stores, Inc., from 1992 to 1994, Chief Executive Officer of Reality Technologies, Ltd., a computer software developer in the financial planning/services sector, from 1991 until 1992, and President and Chief Operating Officer of Domain, Inc., a specialty home furnishings retailer from 1985 to 1991.

  Mr. Rice was elected Executive Vice President in March 1991, and he oversees all merchandising activities of the Company. Prior to that time, he served as California Division Vice President from 1988 until 1991 and Divisional Merchandise Manager from 1986 through 1988.

  Mr. Bockart was elected Treasurer of the Company in June 1990. He has been a Vice President and Secretary of the Company since 1969. He is responsible for treasury operations and various administrative functions at the Company.

  Mr. Boerner has been an officer of the Company since 1984 and was elected Vice President in 1988. He is the Company's principal accounting officer. He was hired by the Company in 1971.

  Mr. Clark became Vice President of the Company in 1992. He is primarily responsible for store operations. Prior to becoming Vice President, Mr. Clark served as a Divisional Vice President in the warehousing and human resource functions from 1990 until 1992 and in store operations from 1989 to 1990.

  Mr. Dennis was elected Vice President in June 1994. Mr. Dennis has also served as General Counsel of the Company since 1993. Prior to that, he was employed as Managing Attorney, Banc One New Hampshire Asset Management Company from 1992 to 1993 and Associate Attorney, Weil, Gotshal & Manges from 1986 until 1992.

  Mr. Rath was elected as a Vice President of the Company in 1992. He is primarily responsible for the real estate functions of the Company, both with respect to new store development and the restructuring of the traditional store operations. Prior to becoming a Vice President of the Company, Mr. Rath served as a Divisional Vice President for Corporate Development from 1990 to 1992, and Director of Corporate Development from 1988 to 1989.

  Mr. Abramson was elected as a Director of the Company in 1995. He is currently Chairman of the Board and Chief Executive Officer of Kent Electronics Corporation, a manufacturer of electronic components.

  Mr. Aronowitz has served as a Director of the Company since 1962. He also served as President and Chief Operating Officer of the Company until June, 1989, at which time he resigned as an officer and Mr. Lubetkin was elected President. Mr. Aronowitz remains an employee of the Company and was originally hired by the Company in 1945. He is a cousin of Marilyn Oshman.

  Mr. Gerson has served as a Director of the Company since 1962. He currently manages his personal investments and from 1982 to 1992 he was Chairman of the Board of Gerson Brothers, Incorporated, an office supply and stationery business.

  Mr. Simon has served as a Director of the Company since 1987. He is currently engaged in the private practice of law. He served as Vice President and General Counsel of Zale Corporation from 1978 until 1995. In January 1992, involuntary petitions for reorganization under Chapter 11 of the Federal bankruptcy laws were filed against Zale Corporation, and it consented to the entry of an order for relief under such filings. In June 1993, Zale Corporation completed its plan of reorganization and emerged from bankruptcy.

                       PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding beneficial Common Stock ownership as of December 18, 1995, by all persons known by the Company to own beneficially more than 5% of the Common Stock of the Company then outstanding and identifies each Selling Stockholder.

                                                                     PERCENTAGE
                              AMOUNT AND               AMOUNT AND        OF
                               NATURE OF               NATURE OF     OWNERSHIP
                              BENEFICIAL               BENEFICIAL       UPON
                               OWNERSHIP    AMOUNT     OWNERSHIP     COMPLETION
                                BEFORE        TO         AFTER           OF
    NAME OF STOCKHOLDER       OFFERING(1)   BE SOLD     OFFERING      OFFERING
    -------------------       -----------   -------    ----------    ----------
Marilyn Oshman..............   1,219,647(2)       0    1,219,647        21.0%
 2302 Maxwell Lane
 Houston, Texas 77023
Judy Oshman Margolis .......     801,618(3) 550,791(7)   125,050(8)      2.1%
 1400 Post Oak Blvd., Suite
  808
 Houston, Texas 77056
Edward C. Stanton III,
 Trustee ...................     422,300(4)       0      422,300         7.3%
 6363 Woodway, Suite 300
 Houston, Texas 77057
Jeanette Oshman Efron.......     398,829          0      398,829         6.9%
 2302 Maxwell Lane
 Houston, Texas 77023
Vendamerica B.V. ...........     300,000          0      300,000         5.2%
 De Klencke 6 1083 HH
 Amsterdam, Netherlands
Barry M. Lewis, Trustee.....     298,432(5) 298,432            0           0%
 515 Post Oak Blvd., Suite
  300
 Houston, Texas 77027
Dimensional Fund Advisors,
 Inc. ......................     294,300          0      294,300         5.1%
 1299 Ocean Avenue, 11th
  Floor
 Santa Monica, California
  90401
Judy Oshman Margolis,
 Trustee of the
 Jay Oshman Gerson Trust....     153,900(6)  30,350      123,550(9)      2.1%
 1400 Post Oak Blvd., Suite
  808
 Houston, Texas 77056
Judy Oshman Margolis,
 Trustee of the
 Gary Oshman Gerson Trust...      83,900(6)  83,900            0           0%
 1400 Post Oak Blvd., Suite
  808
 Houston, Texas 77056
Kenneth C. Margolis, Trustee
 of the Jay
 Oshman Gerson 1976 Trust...      11,527(6)  11,527            0           0%
 1400 Post Oak Blvd., Suite
  808
 Houston, Texas 77056

--------
(1) The persons listed have the sole power to vote and to dispose of the shares beneficially owned by them except as otherwise indicated. Does not include 11,802 shares owned by the Oshman Foundation. Jeanette Oshman Efron, Marilyn Oshman and Judy Oshman Margolis are three of six trustees of the Oshman Foundation. Such trustees are vested with the power to vote and dispose of all assets of the Foundation, including such shares. These persons disclaim all beneficial ownership of shares owned by the Foundation.

(2) Includes 251,800 shares held by Ms. Oshman as trustee for the benefit of her children. Does not include 422,300 shares held in trust for the benefit of Ms. Oshman and her children.
(3) Includes 237,800 shares held by Ms. Margolis as trustee for the benefit of her children, 1,500 shares held by Ms. Margolis as custodian for three grandchildren and 11,527 shares held by the husband of Ms. Margolis as trustee for one of Ms. Margolis' sons. Does not include 298,432 shares held in trust for the benefit of Ms. Margolis and her children.
(4) These shares are held by Edward C. Stanton III as trustee for the benefit of Marilyn Oshman and her children.
(5) These shares are held by Barry M. Lewis as trustee for the benefit of Judy
    O. Margolis and her children.
(6) Included in the number of shares beneficially owned by Ms. Margolis and described in Note 3.
(7) Excludes shares sold by Ms. Margolis and Mr. Margolis as trustees for the benefit of their children.
(8) Represents 123,550 shares held by Ms. Margolis as trustee of the Jay Oshman Gerson Trust and 1,500 shares held by Ms. Margolis as custodian for three grandchildren.
(9) Included in the number of shares beneficially owned by Ms. Margolis and described in Note 8.

                              CERTAIN TRANSACTIONS

  In numerous transactions since 1959, the Company has leased both land and buildings for its executive offices, warehouses and one store in Houston, Texas from two trusts (the "Warehouse Trusts") of which Marilyn Oshman, Chairman of the Board and a Director of the Company, and Judy Oshman Margolis, a Selling Stockholder and Ms. Oshman's sister, are the respective beneficiaries. Many of these leases are currently in effect, with the term of some of the leases extending until 1998. The aggregate rental payments from the Company to the Warehouse Trusts were approximately $362,600 and $271,950 during fiscal 1994 and the first nine months of fiscal 1995, respectively. The Company believes that the terms of all of these leases with the Warehouse Trusts are as favorable to the Company as the terms under which it could lease comparable facilities from an unaffiliated lessor in arm's length transactions. If the Company needs to further expand its offices or warehouse facilities, it may enter into other leases with the Warehouse Trusts. However, no lease will be entered into unless its terms are as favorable to the Company as those which could be obtained in arm's length negotiations for comparable premises. Marvin Aronowitz, a Director of the Company, was a trustee of both Warehouse Trusts during a portion of fiscal 1994 and resigned both trusteeships prior to January 28, 1995. Fred M. Gerson, a Director of the Company, is a trustee under one Warehouse Trust.

  The Company has a non-interest bearing note receivable from Alvin N. Lubetkin, the Company's Chief Executive Officer and a Director. As of the end of fiscal 1993 and fiscal 1994 and October 28, 1995, the principal balance of the note was $556,000, $511,000, and $477,000, respectively. The note is payable in 228 bi-weekly installments of approximately $2,000 beginning April 1, 1991, with the remainder due September 2000. The note is collateralized by life insurance and Company stock options.

  In March 1988, the Company entered into an agreement with Flagship Associates providing for the lease by the Company of the land and building in Union, New Jersey where one of the Company's stores was operated from March 1990 to September 1993. Charles Lubetkin, the brother of the Company's Chief Executive Officer, Alvin N. Lubetkin, is a general partner of Flagship Associates and has a 19.75% interest in such partnership. The lease is for a term of 20 years, provides for annual rental payments of $600,000 and is on terms the Company believes to be no less favorable than could be obtained from an unrelated third party. This lease was amended and assigned to an unrelated third party in September 1993, however, the Company remains liable on the lease.

  The daughter of Marilyn Oshman and Alvin N. Lubetkin, Karen Desenberg, is employed by the Company as a Divisional Vice President--Merchandise Manager. During fiscal 1994, Ms. Desenberg received compensation of $91,057. In addition, Ms. Desenberg is entitled to the benefits available to other Company employees of similar position. Although the specific value of such benefits cannot be determined by the Company, such value does not exceed 10% of her reported compensation.

                          DESCRIPTION OF CAPITAL STOCK

  The following summary of the Company's capital stock is qualified in its entirety by reference to the Company's Certificate of Incorporation and Bylaws, each of which is filed as an exhibit to the registration statement of which this Prospectus is a part.

COMMON STOCK

  The Company is authorized to issue 15,000,000 shares of Common Stock, $1.00 par value per share. Following this offering, 5,818,699 shares (5,964,949 shares if the Underwriter's over-allotment option is exercised) of Common Stock will be issued and outstanding. In addition, the Company has issued restricted stock grants with certain vesting requirements for 100,000 shares of Common Stock and options to purchase up to 583,250 shares of Common Stock at an average exercise price of $7.00 per share. Holders of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote. Because holders of Common Stock do not have cumulative voting rights, holders of a majority of the shares voting for the election of directors can elect all of the members of the Board of Directors. A majority vote is also sufficient for other actions that require the vote or concurrence of stockholders. The Common Stock is not redeemable and has no conversion or preemptive rights. All of the shares sold in this offering by the Selling Stockholders are, and if the over-allotment option is exercised, all of the shares of Common Stock sold by the Company in the offering will be, when issued and paid for, validly issued, fully paid and non-assessable. In the event of the liquidation or dissolution of the Company, subject to the rights of the holders of any outstanding shares of the Company's Preferred Stock, the holders of Common Stock are entitled to share pro rata in any balance of the corporate assets available for distribution to them. The Company may pay dividends if, when and as declared by the Board of Directors from funds legally available therefor. The Company's credit facility with CIT places certain limitations and restrictions on the Company's ability to pay dividends on the Common Stock. See "Price Range of Common Stock and Dividend Policy."

PREFERRED STOCK

  The Company is authorized to issue up to 500,000 shares of Preferred Stock, par value $1.00 per share. No shares of Preferred Stock are currently outstanding. The Company's Board of Directors is authorized to issue the Preferred Stock in series and, with respect to each series, to determine number of shares in any such series, and fix the designations, preferences, qualifications, limitations, restrictions and special or relative rights of shares of any series of Preferred Stock. The Board of Directors could, without stockholder approval, issue Preferred Stock with voting rights and other rights that could adversely affect the voting power of holders of Common Stock and could be used to prevent a third party from acquiring control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

SPECIAL PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND DELAWARE LAW

  The provisions of the Company's Certificate of Incorporation and Bylaws may be deemed to have an anti-takeover effect or may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in such stockholder's best interest, including those attempts that might result in a premium over the market price for the shares held by a stockholder.

  Limitation of Director Liability. Section 102(b)(7) of the Delaware General Corporation Law ("Section 102(b)") authorizes corporations to limit or to eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. Although Section 102(b) does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Certificate of Incorporation limits the liability of directors to the Company or its stockholders to the full extent permitted by
Section 102(b). Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability: (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

  Indemnification. To the maximum extent permitted by law, the Bylaws provide for mandatory indemnification of directors and officers of the Company against all expense, liability and loss to which they may become subject, or which they may incur as a result of being or having been a director or officer of the Company. In addition, the Company must advance or reimburse directors and officers for expenses incurred by them in connection with indemnifiable claims.

  Delaware Anti-Takeover Law. Section 203 of the Delaware General Corporation Law ("Section 203") generally provides that a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the outstanding voting stock of a corporation subject to the statute (an "Interested Stockholder") but less than 85% of such stock may not engage in certain business combinations with the corporation for a period of three years after the date on which the person became an Interested Stockholder unless (i) prior to such date, the corporation's board of directors approved either the business combination or the transaction in which the stockholder became an Interested Stockholder or (ii) subsequent to such date, the business combination is approved by the corporation's board of directors and authorized at a stockholders' meeting by a vote of at least two-thirds of the corporation's outstanding voting stock not owned by the Interested Stockholder. Section 203 defines the term "business combination" to encompass a wide variety of transactions with or caused by an Interested Stockholder, including mergers, asset sales and other transactions in which the Interested Stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders.

  The provisions of Section 203, coupled with the Board's authority to issue Preferred Stock without further stockholder action, could delay or frustrate the removal of incumbent directors or a change in control of the Company. The provisions also could discourage, impede or prevent a merger, tender offer or proxy contest, even if such event would be favorable to the interests of stockholders. The Company's stockholders, by adopting an amendment to the Certificate of Incorporation, may elect not to be governed by Section 203, which election would be effective 12 months after such adoption. Neither the Certificate of Incorporation nor the Bylaws exclude the Company from the restrictions imposed by Section 203.

TRANSFER AGENT

  The Company's transfer agent and registrar for its Common Stock is the Society National Bank, Dallas, Texas.

                                  UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, the Underwriters named below have, severally and not jointly, agreed, through Ladenburg, Thalmann & Co. Inc. (the "Representative"), the Representative of the Underwriters, to purchase from the Selling Stockholders, and the Selling Stockholders have agreed to sell to the Underwriters, the aggregate number of shares set forth opposite their respective names:

                                                                         NUMBER
                                                                           OF
                              UNDERWRITER                                SHARES
                              -----------                                -------
Ladenburg, Thalmann & Co. Inc...........................................
                                                                         -------
  Total................................................................. 975,000
                                                                         =======

  The Underwriters are committed to take and to pay for all of the shares of Common Stock offered hereby, if any are purchased.

  The Underwriters have advised the Company that they propose to offer all or part of the Common Stock offered hereby directly to the public initially at the price to the public set forth on the cover page of this Prospectus, that they may offer shares to certain dealers at a price which represents a concession of
not more than $    per share, and that the Underwriters may allow, and such
dealers may reallow, a concession of not more than $    per share to certain
other dealers. After the commencement of the offering, the price to the public and the concessions may be changed.

  The Company has granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 146,250 shares of Common Stock at the same price per share as the initial 975,000 shares to be purchased by the Underwriters. The Underwriters may exercise this option only to cover overallotments, if any. To the extent the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase the same percentage thereof as the percentage of the initial 975,000 shares to be purchased by that Underwriter.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, and to contribute to payments the Underwriters may be required to make in respect thereof.

  The Company, its officers and directors, the Selling Stockholders and their affiliates and the holders of more than 5% of the Common Stock have agreed not to, directly or indirectly, offer, pledge, sell, contract to sell, transfer or otherwise dispose of any shares of Common Stock or any securities convertible into, or exchangeable or exercisable for, shares of Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of the Representative.

  The Selling Stockholders have agreed to pay all of the expenses of the offering other than the expenses incurred by the Company in connection with the marketing of the Common Stock offered hereby. If the over-allotment option is exercised, the Underwriters will bear the Company's marketing expenses.

                             CERTAIN LEGAL MATTERS

  Certain legal matters with respect to the validity of the issuance of the shares of Common Stock offered hereby have been passed upon for the Company by Mayor, Day, Caldwell & Keeton, L.L.P., Houston, Texas and for the Selling Stockholders by Weil, Gotshal & Manges, Houston, Texas. Fulbright & Jaworski L.L.P., New York, New York, will pass on certain legal matters for the Underwriters in connection with this offering.

                                    EXPERTS

  The consolidated financial statements of the Company as of January 29, 1994 and January 28, 1995 and for each of the three years in the period ended January 28, 1995 included in this Prospectus have been so included in reliance on the report of Grant Thornton LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

                               OTHER INFORMATION

  The Company has filed with the Commission a Registration Statement (which term shall include all amendments thereto) on Form S-2 under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description, and each such statement is deemed to be qualified in all respects by such reference. The Registration Statement may be inspected, without charge, at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices at Seven World Trade Center, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the public reference section of the SEC at its Washington address upon payment of the prescribed fee.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Certified Public Accountants.......................  F-2
Consolidated Balance Sheets--January 29, 1994, January 28, 1995 and
 October 28, 1995........................................................  F-3
Consolidated Statements of Operations for the Years Ended January 30,
 1993, January 29, 1994 and January 28, 1995 and for the Nine Months
 Ended October 29, 1994 and October 28, 1995.............................  F-4
Consolidated Statement of Stockholders' Equity for the Years Ended
 January 30, 1993, January 29, 1994 and January 28, 1995 and for the Nine
 Months Ended October 28, 1995...........................................  F-5
Consolidated Statements of Cash Flows for the Years Ended January 30,
 1993, January 29, 1994 and January 28, 1995 and for the Nine Months
 ended October 29, 1994 and October 28, 1995.............................  F-6
Notes to Consolidated Financial Statements...............................  F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
Oshman's Sporting Goods, Inc.

  We have audited the accompanying consolidated balance sheets of Oshman's Sporting Goods, Inc. (a Delaware corporation) and Subsidiaries as of January 29, 1994 and January 28, 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended January 28, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Oshman's Sporting Goods, Inc. and Subsidiaries as of January 29, 1994 and January 28, 1995, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended January 28, 1995, in conformity with generally accepted accounting principles.

Grant Thornton LLP

Houston, Texas
March 15, 1995

                 OSHMAN'S SPORTING GOODS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

            JANUARY 29, 1994, JANUARY 28, 1995 AND OCTOBER 28, 1995

                                 (IN THOUSANDS)

                                                                    OCTOBER 28,
                     ASSETS                        1993     1994       1995
                     ------                      -------- --------  -----------
                                                                    (UNAUDITED)
CURRENT ASSETS
  Cash and cash equivalents..................... $     44 $    254   $    408
  Accounts receivable, less allowance of $242 in
   1993 and $395 in 1994 and at October 28,
   1995.........................................    3,492    3,437      2,742
  Merchandise inventories.......................   88,699   98,294    129,699
  Prepaid expenses and other....................    4,549    4,976      7,281
                                                 -------- --------   --------
    Total current assets........................   96,784  106,961    140,130
PROPERTY, PLANT AND EQUIPMENT--AT COST..........   80,811   80,374     90,892
  Less accumulated depreciation and
   amortization.................................   52,066   52,964     52,757
                                                 -------- --------   --------
                                                   28,745   27,410     38,135
OTHER ASSETS....................................      903      706        581
                                                 -------- --------   --------
                                                 $126,432 $135,077   $178,846
                                                 ======== ========   ========
      LIABILITIES AND STOCKHOLDERS' EQUITY
      ------------------------------------
CURRENT LIABILITIES
  Current maturities of long-term obligations... $    373 $    186   $    403
  Trade accounts payable........................   32,866   45,686     55,138
  Accrued liabilities...........................   13,892   13,458     16,802
  Income taxes..................................      154      128      4,641
  Restructuring reserve.........................   10,971    7,128      3,210
                                                 -------- --------   --------
    Total current liabilities...................   58,256   66,586     80,194
DEFERRED INCOME TAXES...........................      313      302        290
DEFERRED RENTAL ALLOWANCES......................       --    1,738      1,725
LONG-TERM OBLIGATIONS...........................    3,712    5,665     37,704
LONG-TERM RESTRUCTURING RESERVE.................    3,822       --         --
STOCKHOLDERS' EQUITY
  Common stock..................................    5,805    5,811      5,821
  Additional capital............................    3,252    3,434      3,770
  Retained earnings.............................   51,272   51,562     49,363
    Less treasury stock, at cost................       --      (21)       (21)
                                                 -------- --------   --------
                                                   60,329   60,786     58,933
                                                 -------- --------   --------
                                                 $126,432 $135,077   $178,846
                                                 ======== ========   ========

                See notes to consolidated financial statements.

                 OSHMAN'S SPORTING GOODS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

      YEARS ENDED JANUARY 30, 1993, JANUARY 29, 1994 AND JANUARY 28, 1995
        AND THE NINE MONTHS ENDED OCTOBER 29, 1994 AND OCTOBER 28, 1995

                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                 FISCAL YEAR               NINE MONTHS ENDED
                         -----------------------------  -----------------------
                                                        OCTOBER 29, OCTOBER 28,
                           1992      1993       1994       1994        1995
                         --------  ---------  --------  ----------- -----------
                                                              (UNAUDITED)
Net sales............... $313,253  $ 307,935  $311,419   $212,692    $225,627
Cost of goods sold......  200,348    205,250   202,110    138,120     145,875
                         --------  ---------  --------   --------    --------
    Gross profit........  112,905    102,685   109,309     74,572      79,752
Operating expenses:
  Selling and
   administrative
   expenses.............  113,808    112,979   110,449     79,506      82,421
  Corporate
   restructuring........       --     15,000        --         --          --
  Miscellaneous income..     (530)      (921)   (2,944)    (2,561)     (2,127)
                         --------  ---------  --------   --------    --------
    Operating profit
     (loss).............     (373)   (24,373)    1,804     (2,373)       (542)
Interest expense, net...      758      1,358     1,382      1,130       1,502
                         --------  ---------  --------   --------    --------
    Earnings (loss)
     before income
     taxes..............   (1,131)   (25,731)      422     (3,503)     (2,044)
Income tax (benefit)
 expense................     (452)    (6,237)      132         87         155
                         --------  ---------  --------   --------    --------
    NET EARNINGS (LOSS). $   (679) $ (19,494) $    290   $ (3,590)   $ (2,199)
                         ========  =========  ========   ========    ========
Earnings (loss) per
 share
  Earnings (loss) per
   common and common
   equivalent share..... $   (.12) $   (3.36) $    .05   $   (.62)   $   (.38)
                         ========  =========  ========   ========    ========


                See notes to consolidated financial statements.

                 OSHMAN'S SPORTING GOODS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

      YEARS ENDED JANUARY 30, 1993, JANUARY 29, 1994 AND JANUARY 28, 1995
                     AND NINE MONTHS ENDED OCTOBER 28, 1995

                                 (IN THOUSANDS)

                                     COMMON STOCK
                                     ------------- TREASURY ADDITIONAL RETAINED
                                     SHARES AMOUNT  STOCK    CAPITAL   EARNINGS
                                     ------ ------ -------- ---------- --------
Balance at February 2, 1992........  5,804  $5,804  $   -     $3,251   $ 71,445
Issuance of shares under stock
 bonus plan........................      1       1     --          1         --
Net loss for the year..............     --      --     --         --       (679)
                                     -----  ------  -----     ------   --------
Balance at January 30, 1993........  5,805   5,805     --      3,252     70,766
Net loss for the year..............     --      --     --         --    (19,494)
                                     -----  ------  -----     ------   --------
Balance at January 29, 1994........  5,805   5,805     --      3,252     51,272
Compensation under stock option and
 stock bonus plans.................     --      --     --        155         --
Issuance of shares under stock
 option plans......................      6       6     --         27         --
Acquisition of Treasury stock......     --      --    (21)        --         --
Net earnings for the year..........     --      --     --         --        290
                                     -----  ------  -----     ------   --------
Balance at January 28, 1995........  5,811   5,811    (21)     3,434     51,562
Compensation under stock option and
 bonus plans (unaudited)...........     --      --     --        263         --
Issuance of shares under stock
 option plans (unaudited)..........     10      10     --         73         --
Net loss for the period
 (unaudited).......................     --      --     --         --     (2,199)
                                     -----  ------  -----     ------   --------
Balance at October 28, 1995
 (unaudited).......................  5,821  $5,821  $ (21)    $3,770   $ 49,363
                                     =====  ======  =====     ======   ========


                See notes to consolidated financial statements.

                 OSHMAN'S SPORTING GOODS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

      YEARS ENDED JANUARY 30, 1993, JANUARY 29, 1994 AND JANUARY 28, 1995
        AND THE NINE MONTHS ENDED OCTOBER 29, 1994 AND OCTOBER 28, 1995

                                 (IN THOUSANDS)

                                  FISCAL YEAR              NINE MONTHS ENDED
                            --------------------------  -----------------------
                                                        OCTOBER 29, OCTOBER 28,
                             1992      1993     1994       1994        1995
                            -------  --------  -------  ----------- -----------
                                                              (UNAUDITED)
Cash flows of operating
 activities
 Net earnings (loss)......  $  (679) $(19,494) $   290   $ (3,590)   $ (2,199)
 Adjustments to reconcile
  net cash provided (used)
  by operating activities.
   Depreciation and
    amortization..........    6,142     6,144    5,643      4,247       4,111
   Provision for losses on
    accounts receivable...      (16)       (2)     153         44          --
   Reserve for corporate
    restructuring.........       --    15,000       --         --          --
   Charge to reserve for
    corporate
    restructuring, net of
    depreciation and
    amortization..........       --      (207)  (4,745)    (3,747)     (3,551)
   Stock option and bonus
    plan expense, net of
    stock retained for
    income taxes..........        2        --      155         68         263
   Loss (gain) on
    disposition of fixed
    assets................      368      (130)     178        (84)        164
   Decrease in deferred
    income taxes..........     (247)   (5,510)     (11)       (16)        (12)
   Amortization of
    deferred rental
    allowance.............       --        --      (63)        --        (106)
   Gain on disposition of
    real estate and
    leaseholds............     (960)     (698)  (1,633)    (1,654)         --
   Change in assets and
    liabilities
     (Increase) decrease
      in accounts
      receivable..........      412       100      (98)       124         695
     (Increase) decrease
      in merchandise
      inventories.........   (7,200)    4,634   (9,595)   (17,473)    (31,405)
     (Increase) decrease
      in prepaid expenses
      and other...........    2,900      (469)    (108)       132      (2,326)
     Increase (decrease)
      in trade accounts
      payable.............    3,643    (2,622)  12,820      4,674       9,452
     Increase (decrease)
      in accrued
      liabilities.........      (93)     (350)    (564)     2,353       3,337
     Increase (decrease)
      in income taxes.....     (366)     (858)     (26)       (47)      4,513
                            -------  --------  -------   --------    --------
      Net cash provided
       (used) by operating
       activities.........    3,906    (4,462)   2,396    (14,969)    (17,064)
Cash flows of investing
 activities
 Proceeds from sale of
  fixed assets............      102       132       42         18          22
 Purchase of property,
  plant and equipment.....   (2,876)   (4,497)  (7,905)    (4,270)    (15,287)
 Proceeds from disposition
  of real estate and
  leaseholds..............      710     1,284    1,923      1,921          10
 Proceeds from note
  receivable..............       43        46       45         34          34
 Proceeds from rental
  allowances..............       --        56    1,931         --         100
                            -------  --------  -------   --------    --------
      Net cash used by
       investing
       activities.........   (2,021)   (2,979)  (3,964)    (2,297)    (15,121)
Cash flows of financing
 activities
 Proceeds from stock
  issuance................       --        --       33         27          83
 Acquisition of treasury
  stock...................       --        --      (21)       (21)         --
 Payment of loan
  acquisition costs.......     (421)      (34)      --         --          --
 Proceeds (payment) of
  long-term obligations,
  net.....................   (7,303)    2,076    1,766     17,678      32,256
                            -------  --------  -------   --------    --------
      Net cash provided
       (used) by financing
       activities.........   (7,724)    2,042    1,778     17,684      32,339
                            -------  --------  -------   --------    --------
Net increase (decrease) in
 cash and cash
 equivalents..............   (5,839)   (5,399)     210        418         154
Cash and cash equivalents
 at beginning of period...   11,282     5,443       44         44         254
                            -------  --------  -------   --------    --------
Cash and cash equivalents
 at end of period.........  $ 5,443  $     44  $   254   $    462    $    408
                            =======  ========  =======   ========    ========
Supplemental disclosures
 of cash flow information
 Cash paid (refunded)
  during the period for
   Income taxes...........  $(4,501) $    108  $   139   $    126    $ (3,708)
   Interest...............    1,343     1,403    1,504      1,072       1,488

                See notes to consolidated financial statements.

                 OSHMAN'S SPORTING GOODS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (INFORMATION AS OF OCTOBER 28, 1995 AND RELATING TO THE
                     NINE MONTHS ENDED OCTOBER 29, 1994 AND
                         OCTOBER 28, 1995 IS UNAUDITED)

NOTE A--BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

GENERAL BUSINESS

  Oshman's Sporting Goods, Inc. (the "Company") operates a chain of retail sporting goods specialty stores, primarily in the Southwestern, Western and Southern United States. The Texas and California stores accounted for approximately 41% and 23%, respectively, of sales for the year ended January 28, 1995 and 47% and 22%, respectively, of sales for the nine months ended October 28, 1995. The majority of the Company's sales are either cash or through major national credit cards.

1. FISCAL YEAR

  The Company's fiscal year ends on the Saturday closest to the end of January. Fiscal years 1992 (52 weeks), 1993 (52 weeks) and 1994 (52 weeks) ended on January 30, 1993, January 29, 1994, and January 28, 1995, respectively.

2. PRINCIPLES OF CONSOLIDATION

  The consolidated financial statements include the accounts of Oshman's Sporting Goods, Inc. and its subsidiaries, all wholly-owned. In consolidation, all significant intercompany transactions have been eliminated.

3. CASH AND CASH EQUIVALENTS

  The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

4. MERCHANDISE INVENTORIES

  Merchandise inventories are valued principally by the retail method and are stated at the lower of cost, determined on a first-in, first-out (FIFO) basis, or market. During the year ended January 29, 1994, the Company changed its method of valuing its inventory to the FIFO method from the last-in, first-out
(LIFO) method in order to better measure the current value of such inventories and the financial position of the Company.

5. PROPERTY, PLANT AND EQUIPMENT

  Depreciation and amortization are provided principally by the straight-line method based upon estimated useful lives of 3 to 10 years for furniture, fixtures and equipment, 3 to 30 years for leasehold improvements and 20 to 40 years for buildings. Estimated useful lives of leasehold improvements represent the lesser of the estimated useful life of the improvement or the remaining term of the lease in effect at the time the improvements are made.

6. AMORTIZATION OF OTHER ASSETS

  Loan acquisition costs are being amortized over the term of the related debt.

7. DEFERRED RENTAL ALLOWANCES

  The Company may receive payments from landlords as inducements to sign new store leases. The construction costs of real property improvements are offset by this landlord funding. Deferred rental allowances represent payments in excess of the costs of the real property improvements and are recognized as a reduction of rent expense over the life of each applicable lease.

                 OSHMAN'S SPORTING GOODS, INC. AND SUBSIDIARIES

            (INFORMATION AS OF OCTOBER 28, 1995 AND RELATING TO THE
                     NINE MONTHS ENDED OCTOBER 29, 1994 AND
                         OCTOBER 28, 1995 IS UNAUDITED)

NOTE A--BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

8. INCOME TAXES

  Provision has been made for deferred income taxes applicable to the temporary differences between earnings for financial reporting purposes and taxable income. Principal temporary differences include differences in accounting for depreciation and capitalization of certain inventory costs.

9. PRE-OPENING COSTS

  Costs (other than property, plant and equipment) associated with the opening of new stores under 25,000 square feet are charged to expense as incurred. Pre-opening costs of stores larger than 25,000 square feet are deferred and amortized over a one-year period subsequent to the store opening.

10. RECLASSIFICATIONS

  Certain amounts in prior financial statements have been reclassified to conform to the current financial statement presentation.

11. INTERIM FINANCIAL INFORMATION

  Financial information as of October 28, 1995 and for the nine months ended October 29, 1994 and October 28, 1995, included herein, is unaudited. Such information includes all adjustments (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary for a fair statement of the financial information for the interim periods. The results of operations for the nine months ended October 28, 1995 are not necessarily indicative of the results for the full fiscal year.

NOTE B--PROPERTY, PLANT AND EQUIPMENT

  The cost of property, plant and equipment consists of the following:

                                                                     OCTOBER 28,
                                                      1993    1994      1995
                                                     ------- ------- -----------
                                                                     (UNAUDITED)
                                                           (IN THOUSANDS)
   Furniture, fixtures and equipment................ $44,397 $47,345   $55,485
   Leasehold improvements...........................  29,329  25,755    26,557
   Buildings........................................   3,574   3,037     4,753
   Land.............................................   1,917   2,927     2,927
   Leasehold improvements under capital leases......   1,594   1,310     1,170
                                                     ------- -------   -------
                                                     $80,811 $80,374   $90,892
                                                     ======= =======   =======

NOTE C--NOTE RECEIVABLE

  The Company has a non-interest bearing note receivable from the Company's Chief Executive Officer. At the end of 1993 and 1994 and at October 28, 1995, the balance of the note was $556,000, $511,000, and $477,000, respectively. The note is payable in 228 bi-weekly installments of approximately $2,000 beginning April 1, 1991, with the remainder due September 2000. The note is collateralized by life insurance and Company stock options.

                 OSHMAN'S SPORTING GOODS, INC. AND SUBSIDIARIES

            (INFORMATION AS OF OCTOBER 28, 1995 AND RELATING TO THE
                     NINE MONTHS ENDED OCTOBER 29, 1994 AND
                         OCTOBER 28, 1995 IS UNAUDITED)


NOTE D--LONG-TERM OBLIGATIONS

  Long-term obligations consist of the following:

                                                                    OCTOBER 28,
                                                       1993   1994     1995
                                                      ------ ------ -----------
                                                                    (UNAUDITED)
                                                           (IN THOUSANDS)
Revolving credit facility due August 31, 1997,
 interest payable monthly, collateralized by
 inventory, accounts receivable and real estate.....  $1,985 $4,610   $36,454
Mortgage notes collateralized by land, buildings and
 equipment (approximate cost $4,971,000 at January
 28, 1995 and $5,647,000 at October 28, 1995)
 payable in aggregate monthly installments of
 approximately $23,000 at January 28, 1995 and
 $45,000 at October 28, 1995, including interest
 ranging from prime (8.5% at January 28, 1995 and
 8.75% at October 28, 1995) plus 1% to 9.5% (fixed),
 maturing through 2005..............................   1,876  1,204     1,622
Capitalized lease obligations, interest at an
 average rate of 8%, maturing at various dates
 through 1997.......................................     224     37        31
                                                      ------ ------   -------
                                                       4,085  5,851    38,107
Less current maturities.............................     373    186       403
                                                      ------ ------   -------
                                                      $3,712 $5,665   $37,704
                                                      ====== ======   =======

  Following are maturities of long-term obligations at January 28, 1995 for each of the next five years and thereafter:

      FISCAL YEAR                                                     AMOUNT
      -----------                                                 --------------
                                                                  (IN THOUSANDS)
       1995......................................................     $  186
       1996......................................................        187
       1997......................................................      4,720
       1998......................................................        497
       1999......................................................         30
      Thereafter.................................................        231
                                                                      ------
                                                                      $5,851
                                                                      ======

  On August 31, 1992, the Company entered into an agreement providing for a revolving credit facility. At the end of fiscal 1994, available credit under the facility was $40,000,000. Effective July 27, 1995, available credit under the facility was increased to $50,000,000, except for the mid-October to mid-December period when the available amount is $65,000,000. In conjunction with the Company's acquisition of seven store locations from SportsTown, Inc., these amounts were increased $5,000,000 effective October 27, 1995. Advances under the facility are based on a borrowing base formula, and the facility is secured primarily by inventory, accounts receivable and real estate. The credit agreement includes various requirements, financial covenants and restrictions, including a restriction on the payment of dividends. Such covenants have been modified several times, most recently in October 1995. Advances under the credit facility bear interest at the prime rate (8.5% at January 28, 1995 and 8.75% at October 28, 1995) plus .50% and .25% at January 28, 1995 and October 28, 1995, respectively, and any unused borrowing capacity is subject to a line of credit fee

                 OSHMAN'S SPORTING GOODS, INC. AND SUBSIDIARIES

            (INFORMATION AS OF OCTOBER 28, 1995 AND RELATING TO THE
                     NINE MONTHS ENDED OCTOBER 29, 1994 AND
                         OCTOBER 28, 1995 IS UNAUDITED)

NOTE D--LONG-TERM OBLIGATIONS--(CONTINUED) of .5%. The Company may, under certain circumstances, elect to have interest computed at a rate of the London Interbank Offered Rate (LIBOR, 6% at January 28, 1995 and 5.88% at October 28, 1995) plus 3% and 2.75% at January 28, 1995 and October 28, 1995, respectively. Additionally, the Company's performance, as measured by a defined ratio, will cause both the prime and LIBOR based rates to be reduced or increased by one-quarter of one percent. Advances outstanding at January 29, 1994, January 28, 1995 and at October 28, 1995 amounted to $1,985,000, $4,610,000 and $36,454,000, respectively. The credit facility expires August 31, 1997.

  Subsequent to October 28, 1995, the Company entered into a $4,000,000 mortgage payable that is collateralized by land and buildings.

  At the end of 1993 and 1994 and at October 28, 1995, outstanding letters of credit were $3,439,000, $2,786,000 and $2,688,000, respectively.

NOTE E--INCOME TAXES

  The Company's tax expense (benefit) consisted of the following:

                                       FISCAL YEAR          NINE MONTHS ENDED
                                    -------------------- -----------------------
                                                         OCTOBER 29, OCTOBER 28,
                                    1992    1993    1994    1994        1995
                                    -----  -------  ---- ----------- -----------
                                                               (UNAUDITED)
                                                  (IN THOUSANDS)
Current
  Federal.......................... $  --  $    (9) $ --     $--        $ --
  Foreign..........................    81       93    33      33          14
  State............................   233       34    76      54         127
Deferred
  Federal..........................  (715)  (5,731)   --      --          --
  State............................   (51)    (624)   23      --          14
                                    -----  -------  ----     ---        ----
                                    $(452) $(6,237) $132     $87        $155
                                    =====  =======  ====     ===        ====

  A reconciliation of income tax expense (benefit) on net earnings (losses) computed at the statutory Federal income tax rate and income taxes reported in the consolidated statements of operations is as follows:

                                     FISCAL YEAR           NINE MONTHS ENDED
                                  --------------------  -----------------------
                                                        OCTOBER 29, OCTOBER 28,
                                  1992    1993    1994     1994        1995
                                  -----  -------  ----  ----------- -----------
                                                              (UNAUDITED)
                                                (IN THOUSANDS)
Income tax expense (benefit) at
 statutory rate.................. $(385) $(8,748) $143    $(1,221)     $(748)
Increases (reductions)
  State income taxes (net of
   Federal tax benefit)..........   119       22    50         36         84
  Targeted jobs tax credit--net..  (100)     (15)  (62)       (99)        --
Other items--net.................   (86)    (446)   40         38        181
Valuation allowance..............    --    2,950   (39)     1,333        638
                                  -----  -------  ----    -------      -----
                                    (67)   2,511   (11)     1,308        903
                                  -----  -------  ----    -------      -----
    Income tax expense (benefit). $(452) $(6,237) $132    $    87      $ 155
                                  =====  =======  ====    =======      =====

                 OSHMAN'S SPORTING GOODS, INC. AND SUBSIDIARIES

            (INFORMATION AS OF OCTOBER 28, 1995 AND RELATING TO THE
                     NINE MONTHS ENDED OCTOBER 29, 1994 AND
                         OCTOBER 28, 1995 IS UNAUDITED)

NOTE E--INCOME TAXES--(CONTINUED)
  Deferred tax assets and liabilities consist of the following:

                                                                 OCTOBER 28,
                                 1993             1994              1995
                            ---------------  ----------------  ----------------
                                     LONG-             LONG-             LONG-
                            CURRENT   TERM   CURRENT   TERM    CURRENT   TERM
                            -------  ------  -------  -------  -------  -------
                                                                 (UNAUDITED)
                                            (IN THOUSANDS)
ASSETS
  Accrued expenses......... $ 3,660  $2,710  $ 3,078  $   654  $1,904   $   762
  Other....................     121      --      119       49     155       524
  NOL carryforward.........      --   2,469       --    3,735      --     5,172
  Business tax credits.....      --     466       --      604      --       604
                            -------  ------  -------  -------  ------   -------
                              3,781   5,645    3,197    5,042   2,059     7,062
                            -------  ------  -------  -------  ------   -------
LIABILITIES
  Depreciation of property
   and equipment...........      --   2,984       --    2,239      --     2,557
  Inventory capitalization.     776      --      863       --     941        --
  LIFO termination.........     490   1,985      489    1,495     478       957
  Store opening costs......     159      --      240       --     638        --
  State taxes..............       4     179       29      175      56       163
  Other....................      53     213       51      129      51       126
                            -------  ------  -------  -------  ------   -------
                              1,482   5,361    1,672    4,038   2,164     3,803
                            -------  ------  -------  -------  ------   -------
    Net asset (liability)
     before valuation
     allowance.............   2,299     284    1,525    1,004    (105)    3,259
  Less valuation allowance.  (2,353)   (597)  (1,605)  (1,306)     --    (3,549)
                            -------  ------  -------  -------  ------   -------
    NET LIABILITY.......... $    54  $  313  $    80  $   302  $  105   $   290
                            =======  ======  =======  =======  ======   =======

  Deferred income taxes of $54,000, $80,000 and $105,000 were included in current liabilities at the end of 1993 and 1994 and at October 28, 1995, respectively. The change in the method of accounting for inventory which was made in the first quarter of 1993 resulted in a $3,596,000 increase in the deferred Federal tax liability and a $388,000 increase in deferred state tax liability.

  Deferred tax assets were reduced by valuation allowances of $2,950,000 and $2,911,000 at January 29, 1994 and January 28, 1995, respectively. Based upon the criterion of SFAS No. 109, recognition of a deferred tax asset is prohibited if the Company cannot show that it is more likely than not that the deferred tax asset will be realized in future years. Based upon financial income and tax credits earned but not utilized during 1994, the valuation allowance was reduced by $39,000.

  The Company has net operating loss carryforwards at the end of 1994 of approximately $10,985,000. The carryforwards expire as follows: $641,000 in 2008, $6,680,000 in 2009 and $3,664,000 in 2010. Additionally, the Company has
foreign tax credit carryforwards of $265,000 expiring from 1997 to 2000, job tax credit carryforwards of $278,000 expiring from 2008 to 2010 and alternative minimum tax credit carryforwards of $61,000.

                 OSHMAN'S SPORTING GOODS, INC. AND SUBSIDIARIES

            (INFORMATION AS OF OCTOBER 28, 1995 AND RELATING TO THE
                     NINE MONTHS ENDED OCTOBER 29, 1994 AND
                         OCTOBER 28, 1995 IS UNAUDITED)

NOTE E--INCOME TAXES--(CONTINUED)

  In the third quarter of fiscal 1995, the Company received Federal income tax refunds of $4,142,000 plus interest of $662,000 resulting from the application of net operating loss carrybacks. Approximately $1,652,000 of the tax refunds relate to the benefit of carrying back net operating losses to periods for which the tax rates exceeded the current 34% Federal income tax rate. These amounts will result in tax benefits recordable in the Company's statement of operations at the earliest of the expiration of the statute of limitations (two years) for review of the refunds, the notification of completion of the review process or such date as the Company believes the net operating loss benefit could be realized through the carryforward of the benefit should the carryback be disallowed. Amounts recognized under the latter condition will be limited to an amount exclusive of the interest and carryback rate difference benefit.

NOTE F--COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

  The Company conducts certain of its operations in owned facilities with its remaining operations being conducted in facilities leased under noncancelable operating leases. Rentals of the retail locations are based on minimum required rentals and/or, in certain instances, contingent rentals based on a percentage of sales. Some leases contain renewal options with provision for increased rentals during the renewal term.

  Future minimum rental payments under operating leases at the end of 1994 are as follows:

      FISCAL YEAR                                                     AMOUNT
      -----------                                                 --------------
                                                                  (IN THOUSANDS)
       1995......................................................    $13,346
       1996......................................................     13,118
       1997......................................................     12,663
       1998......................................................     12,077
       1999......................................................     11,017
      Thereafter to 2017.........................................     86,874

  Minimum payments have not been reduced by minimum sublease rental income of $18,057,000 due in the future under noncancelable subleases.

  Total rental expense entering into the determination of net earnings (loss) is as follows:

                                      FISCAL YEAR          NINE MONTHS ENDED
                                ----------------------- -----------------------
                                                        OCTOBER 29, OCTOBER 28,
                                 1992    1993    1994      1994        1995
                                ------- ------- ------- ----------- -----------
                                                              (UNAUDITED)
                                                (IN THOUSANDS)
Leased facilities
  Minimum rentals.............. $13,545 $13,798 $12,824   $ 9,693     $10,033
  Contingent rentals (based on
   a percentage of sales)......   2,488   2,649   2,767     1,755       1,779
                                ------- ------- -------   -------     -------
                                 16,033  16,447  15,591    11,448      11,812
Other rentals..................     448     461     673       482         332
                                ------- ------- -------   -------     -------
                                $16,481 $16,908 $16,264   $11,930     $12,144
                                ======= ======= =======   =======     =======

                 OSHMAN'S SPORTING GOODS, INC. AND SUBSIDIARIES

            (INFORMATION AS OF OCTOBER 28, 1995 AND RELATING TO THE
                     NINE MONTHS ENDED OCTOBER 29, 1994 AND
                         OCTOBER 28, 1995 IS UNAUDITED)

NOTE F--COMMITMENTS AND CONTINGENCIES--(CONTINUED)
  Certain leases between the Company and two trusts, which are for the benefit of two shareholders, provide for total minimum annual rentals of $363,000 through 1998.

CAPITAL LEASES

  Future minimum lease payments for assets under capital leases at the end of 1994, and the present value of such payments, are as follows:

      FISCAL YEAR                                                     AMOUNT
      -----------                                                 --------------
                                                                  (IN THOUSANDS)
       1995......................................................      $24
       1996......................................................       17
                                                                       ---
      Total minimum lease payments...............................       41
       Less amount representing interest.........................        4
                                                                       ---
      Present value of minimum obligations.......................      $37
                                                                       ===

PROFIT SHARING PLAN

  The Company and its subsidiaries participate in a discretionary employee profit sharing plan. No contributions were made in 1992, 1993 or 1994 or for the nine months ended October 29, 1994 and October 28, 1995.

EMPLOYEE MEDICAL PLAN

  The Company has an employee medical plan available to all full-time regular employees. The plan provides for payment of various medical expenses and is funded by participating employees and the Company. The provision for the Company's contribution to the plan amounted to $484,000, $691,000 and $1,088,000 for 1992, 1993 and 1994, and $827,000 and $1,001,000 for the nine months ended October 29, 1994 and October 28, 1995, respectively.

SEVERANCE PAY BONUS AGREEMENTS

  The Company has employment agreements with certain executive officers that become operative only upon a change in control of the Company. Compensation which may be payable under these agreements has not been accrued in the consolidated financial statements as a change in control, as defined, has not occurred.

DEFERRED COMPENSATION AGREEMENT

  The Company has a deferred compensation agreement with an executive officer under which the officer will receive an estimated annual retirement benefit of $152,000 after he attains age 65. Upon the executive's death, such payments will be made to his designated beneficiary.

LITIGATION

  Various legal claims have arisen in the normal course of business, which, in the opinion of management, will not have a material adverse effect on the Company's financial statements.

                 OSHMAN'S SPORTING GOODS, INC. AND SUBSIDIARIES

            (INFORMATION AS OF OCTOBER 28, 1995 AND RELATING TO THE
                     NINE MONTHS ENDED OCTOBER 29, 1994 AND
                         OCTOBER 28, 1995 IS UNAUDITED)


NOTE G--STOCKHOLDERS' EQUITY

CAPITAL STOCK

  Authorized capital stock consists of 500,000 shares of $1 par value preferred stock and 15,000,000 shares of $1 par value common stock. No preferred stock has been issued. At the end of 1994 and at October 28, 1995, common stock shares issued were 5,811,000 and 5,821,000, respectively, and shares outstanding were 5,808,000 and 5,818,000, respectively. Common stock shares issued and outstanding at the end of 1992 and 1993 were 5,805,000.

COMMON STOCK OPTION PLANS

  The Company's 1994 Omnibus Plan authorizes the grant of Incentive Awards of common stock to key employees of the Company. At January 28, 1995, 500,000 shares were authorized for grant; this amount has been subsequently increased to 750,000 shares. Awards may be in the form of stock options, stock appreciation rights, restricted stock, performance units, performance shares or other stock based awards and certain additional payments in the amount of Federal income taxes payable by a grantee and relating to an award, and are to be determined by a committee of the Board of Directors.

  Stock options granted may be either nonqualified options or incentive stock options and may include reload options. Exercise price will be determined by the committee; however, in the case of incentive stock options, the exercise price shall not be less than 100% of the market value of the shares at the time the options are granted. No option is exercisable after the expiration of ten years from the date of grant.

  The 1994 Omnibus Plan replaces the Company's 1991 Stock Option Plan, 1986 Stock Option Plan and 1986 Stock Bonus Plan. However, currently outstanding options and grants under those plans and the Company's 1982 Incentive Stock Option Plan will continue to exist until they vest and are exercised or expire. No awards are outstanding under the 1986 Stock Bonus Plan.

  Additionally, the Company's 1993 Non-Employee Director Stock Option Plan provides for the issuance of options to non-employee directors of the Company at an option price equal to the average of the closing prices of the last five trading days preceding and including the date of grant. Unexercised options expire no later than ten years from date of grant or three months after the termination of the directorship, extended to one year if the termination of directorship is caused by death or disability.

  The Company records an expense based on the difference between the option price and fair market value of the stock at date of grant, amortized over the vesting period of the option. Selling and administrative expenses related to the grant of stock options were not material in 1992, 1993 or 1994 or for the nine months ended October 29, 1994 and October 28, 1995. Upon the exercise of options, the proceeds are credited to the common stock account to the extent of the par value of the shares issued, and the proceeds in excess of the par value are credited to additional capital.

                 OSHMAN'S SPORTING GOODS, INC. AND SUBSIDIARIES

            (INFORMATION AS OF OCTOBER 28, 1995 AND RELATING TO THE
                     NINE MONTHS ENDED OCTOBER 29, 1994 AND
                         OCTOBER 28, 1995 IS UNAUDITED)

NOTE G--STOCKHOLDERS' EQUITY--(CONTINUED)

  The following table reflects the activity under the Company's various plans during the period February 2, 1992 through October 28, 1995:

                                                                EXERCISE PRICE
                                                       SHARES      PER SHARE
                                                      --------  ---------------
Outstanding at February 2, 1992......................  509,622  $4.13 to $15.20
  Granted............................................    --           --
  Cancelled..........................................  (58,032) $5.00 to $14.88
  Exercised..........................................    --           --
                                                      --------  ---------------
Outstanding at January 30, 1993......................  451,590  $4.13 to $15.20
  Granted............................................  188,950  $5.00 to $ 6.80
  Cancelled..........................................  (60,440) $5.00 to $14.00
  Exercised..........................................    --           --
                                                      --------  ---------------
Outstanding at January 29, 1994......................  580,100  $4.13 to $15.20
  Granted............................................  238,700  $6.16 to $ 9.00
  Cancelled..........................................  (70,400) $4.13 to $10.00
  Exercised..........................................   (6,050) $4.13 to $ 5.00
                                                      --------  ---------------
Outstanding at January 28, 1995......................  742,350  $5.00 to $15.20
  Granted (Unaudited)................................  262,500  $6.85 to $12.75
  Cancelled (Unaudited).............................. (306,950) $5.00 to $14.56
  Exercised (Unaudited)..............................  (10,000) $5.00 to $ 6.68
                                                      --------  ---------------
Outstanding at October 28, 1995 (Unaudited)..........  687,900  $5.00 to $15.20
                                                      ========  ===============

  At January 28, 1995 and October 28, 1995, options to purchase 358,950 and 361,500 shares of Common Stock under the stock option plans were exercisable and options available for grant under the plans were 360,000 and 351,500 shares, respectively.

RESTRICTED STOCK AWARD

  The Company granted 100,000 restricted shares of the Company's common stock to the Company's current Chief Executive Officer in 1994 pursuant to the 1994 Omnibus Plan. The grantee has no rights as a stockholder with respect to the restricted shares, including no right to transfer or receive dividends in most circumstances. Grantee becomes 100% vested in restricted shares if retirement occurs at or after age 65, in the event of death or disability of the grantee, termination by the grantee following a change in control of the Company, termination of the grantee by the Company without cause and termination by the grantee for good reason. Partial vesting occurs at the rate of 25% of the grant per year if retirement occurs at or after the grantee reaches the age of 62. Restrictions on the stock end on the vesting date. Additionally, the grant provides that the Company will pay the grantee the Federal tax benefit (if any) realized by the Company from the tax deduction for compensation resulting from the restricted stock grant. Expense recorded in 1994 and for the nine months ended October 28, 1995 for the grant was approximately $187,000 and $263,000, respectively.

                 OSHMAN'S SPORTING GOODS, INC. AND SUBSIDIARIES

            (INFORMATION AS OF OCTOBER 28, 1995 AND RELATING TO THE
                     NINE MONTHS ENDED OCTOBER 29, 1994 AND
                         OCTOBER 28, 1995 IS UNAUDITED)


NOTE H--EARNINGS (LOSS) PER SHARE

  Earnings (loss) per common and dilutive common equivalent share are based upon the weighted average number of common shares outstanding during each year. Outstanding options and bonus grants are included in periods where they have a dilutive effect.

NOTE I--CORPORATE RESTRUCTURING

  During the fourth quarter of 1993, as a result of the Company's review of its operating strategies to become primarily a megastore sporting goods operator, and in order to more aggressively redeploy its assets, the Company implemented a restructuring plan to close 34 underperforming traditional stores. A restructuring charge of $15,000,000 before taxes was recorded which includes provisions for anticipated operating losses, liquidation markdowns on inventory, leasehold improvement abandonments, lease termination costs and other anticipated costs necessary to close the stores. At the end of 1994 and at October 28, 1995, 16 and 4 stores remain to be closed, respectively.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COM-PANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER TO SELL OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UN-DER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CON-TAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPEC-TUS.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    2
Prospectus Summary........................................................    3
Risk Factors..............................................................    8
Use of Proceeds...........................................................   12
Price Range of Common Stock and Dividend Policy...........................   12
Selected Consolidated Financial Data......................................   13
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   15
Business..................................................................   24
Management................................................................   38
Principal and Selling Stockholders........................................   40
Certain Transactions......................................................   42
Description of Capital Stock..............................................   42
Underwriting..............................................................   45
Certain Legal Matters.....................................................   46
Experts...................................................................   46
Other Information.........................................................   46
Index to Consolidated Financial Statements................................  F-1

                                ---------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 975,000 SHARES

                         OSHMAN'S SPORTING GOODS, INC.

                                  COMMON STOCK

                                ---------------
                                   PROSPECTUS
                                ---------------

                                   LADENBURG,
                              THALMANN & CO. INC.

                                       , 1996

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF INSURANCE AND DISTRIBUTION

  The following is a statement of estimated expenses incurred in connection with the shares of Common Stock being registered hereby, other than underwriting discounts and commissions.

SEC Registration Fee.................................................... $4,350
NASD Filing Fee.........................................................  1,762
Printing and Engraving Expenses.........................................      *
Legal Fees and Expenses.................................................      *
Accounting Fees and Expenses............................................      *
Transfer Agent and Registrar Fees and Expenses..........................      *
Blue Sky Fees and Expenses (including legal fees).......................      *
Miscellaneous...........................................................      *
                                                                         ------
    Total............................................................... $    *
                                                                         ======

--------
*  To be filed by amendment

  The Selling Stockholders have agreed to pay all of the expenses of the offering other than the expenses incurred by the Company in connection with the marketing of the Common Stock offered hereby; provided, however, that the Company will pay for the portion of the SEC registration fee relating to the 146,250 shares of Common Stock subject to the over-allotment option and, if the over-allotment option is exercised, the Underwriters will bear the expenses incurred by the Company in connection with the marketing of the shares of Common Stock being registered hereby.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company's Bylaws provide that the Company will indemnify each of its directors and officers to the full extent permitted by the laws of the State of Delaware and may indemnify certain other persons as authorized by the Delaware General Corporation Law for liabilities and expenses incurred in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Reference is made to the Company's Bylaws filed as
Exhibit 4.2 hereto.

  The Company's Certificate of Incorporation provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. Reference is made to the Company's Certificate of Incorporation filed as Exhibit 4.1 hereto.

  The Underwriting Agreement contains reciprocal agreements of indemnity between the Company and the Underwriters as to certain liabilities, including liabilities under the Securities Act, and in certain circumstances provides for indemnification of the Company's directors, officers and controlling persons.

  The Company maintains directors' and officers' liability insurance.

ITEM 16. EXHIBITS

  1.1+   --Form of Underwriting Agreement
  4.1    --Certificate of Incorporation of Oshman's Sporting Goods, Inc., as
          amended to date (filed as Exhibit 3.1 to the Company's Form 10-K for the fiscal year ended January 31, 1987 (the "1987 10-K") and incorporated herein by reference).
  4.2    --Bylaws of Oshman's Sporting Goods, Inc., as amended to date (filed as Exhibit 3.2 to the 1987 10-K and incorporated herein by reference).
  4.3+   --Specimen Stock Certificate.
  4.4    --Financing Agreement dated August 31, 1992 between the Company and
          The CIT Group/Business Credit, Inc. (the "Financing Agreement")
          (filed as Exhibit 4.1 to the Company's Form 10-Q for the quarterly period ended August 1, 1992 and incorporated herein by reference).
  4.4(a) --Amendment dated March 9, 1993 to the Financing Agreement (filed as
          Exhibit 19.1 to the Company's Form 10-K for the fiscal year ended
          January 30, 1993 (the "1993 10-K") and incorporated herein by reference).
  4.4(b) --Amendment dated March 22, 1993 to the Financing Agreement (filed as
          Exhibit 19.2 to the 1993 10-K and incorporated herein by reference).
  4.4(c) --Amendment dated June 3, 1993 to the Financing Agreement (filed as
          Exhibit 4.1 to the Company's Form 10-Q for the fiscal quarter ended
          May 1, 1993 and incorporated herein by reference).
  4.4(d) --Amendment dated October 29, 1993 to the Financing Agreement (filed as Exhibit 4.1 to the Company's Form 10-Q for the fiscal quarter ended October 30, 1993 (the "October 1993 10-Q") and incorporated herein by reference).
  4.4(e) --Amendment dated October 29, 1993 to the Financing Agreement (filed as Exhibit 4.2 to the October 1993 10-Q and incorporated herein by reference).
  4.4(f) --Amendment dated December 23, 1993 to the Financing Agreement (filed as Exhibit 4.1 to the Company's Form 10-K for the fiscal year ended
          January 29, 1994 (the "1994 10-K") and incorporated herein by reference).
  4.4(g) --Amendment dated December 23, 1993 to the Financing Agreement (filed as Exhibit 4.1 to the 1994 10-K and incorporated herein by reference).
  4.4(h) --Amendment dated January 27, 1994 to the Financing Agreement (filed as Exhibit 4.1 to the 1994 10-K and incorporated herein by reference).
  4.4(i) --Amendment dated April 6, 1994 to the Financing Agreement (filed as
          Exhibit 4.1 to the 1994
          10-K and incorporated herein by reference).
  4.4(j) --Amendment dated November 4, 1994 to the Financing Agreement (filed as Exhibit 4.1 to the Company's Form 10-Q for the quarter ended
          October 29, 1994 and incorporated herein by reference).
  4.4(k) --Amendment dated January 27, 1995 to the Financing Agreement (filed as Exhibit 4.1 to the Company's Form 10-K for the fiscal year ended
          January 28, 1995 (the "1995 10-K") and incorporated herein by reference).
  4.4(l) --Amendment dated April 28, 1995 to the Financing Agreement (filed as
          Exhibit 4.1 to the Company's Form 10-Q for the fiscal quarter ended
          April 29, 1995 and incorporated herein by reference).

  4.4(m)  --Amendment dated October 27, 1995 to the Financing Agreement (filed as Exhibit 4.1 to the Company's Form 10-Q for the fiscal quarter ended October 28, 1995 (the "October 1995 10-Q") and incorporated herein by reference).
  5+      --Opinion of Mayor, Day, Caldwell & Keeton, L.L.P.
 10.1     --Split Dollar Agreement between the Company and Marvin Aronowitz, dated October 1, 1976 (filed as Exhibit 10.3 to the Company's Form
           10-K for the fiscal year ended January 29, 1983 (the "1983 10-K")
           and incorporated herein by reference).
 10.2     --Executive Salary Continuation Agreement between the Company and
           Marvin Aronowitz, dated October 1, 1976 (filed as Exhibit 10.4 to the 1983 10-K and incorporated herein by reference).
 10.3     --Deferred Compensation Agreement between the Company and Alvin N.
           Lubetkin, dated December 29, 1988 (filed as Exhibit 10.5 to the
           Company's Form 10-K for the fiscal year ended January 28, 1989 (the
           "1989 10-K") and incorporated herein by reference).
 10.4     --Oshman's Sporting Goods, Inc. 1988 Statement of Policy Regarding
           Key Employees Severance Pay Bonus Program (filed as Exhibit 10.7 to the 1989 10-K and incorporated herein by reference).
 10.4(a)  --First Amendment to Oshman's Sporting Goods, Inc. Statement of
           Policy Regarding Key Employees Severance Pay Bonus Program (filed as
           Exhibit 19.3 to the 1993 10-K and incorporated herein by reference).
 10.5     --Oshman's Sporting Goods, Inc. 1986 Stock Option Plan, as amended
           (filed as Exhibit 10.9 to the 1987 10-K and incorporated herein by reference).
 10.5(a)  --Second Amendment to Oshman's Sporting Goods, Inc. 1986 Stock Option
           Plan (filed as Exhibit 19.4 to the 1993 10-K and incorporated herein by reference).
 10.5(b)  --Third Amendment to Oshman's Sporting Goods, Inc. 1986 Stock Option
           Plan (filed as Exhibit 19.5 to the 1993 10-K and incorporated herein by reference).
 10.6     --Oshman's Sporting Goods, Inc. 1986 Stock Bonus Plan (filed as
           Exhibit 10.10 to the 1987 10-K and incorporated herein by
           reference).
 10.6(a)  --First Amendment to Oshman's Sporting Goods, Inc. 1986 Stock Bonus
           Plan (filed as Exhibit 10.9 to the Company's Form 10-K for the fiscal year ended February 3, 1990 and incorporated herein by reference).
 10.7     --Employment Agreement dated October 3, 1990 between the Company and
           Alvin N. Lubetkin (filed as Exhibit 10.8 to the 1994 10-K and incorporated herein by reference).
 10.8     --Loan Agreement dated October 3, 1990 between the Company and Alvin
           N. Lubetkin (filed as Exhibit 10.9 to the Company's Form 10-K for the fiscal year ended February 2, 1991 (the "1991 10-K") and incorporated herein by reference).
 10.9     --Oshman's Sporting Goods, Inc. 1991 Stock Option Plan (filed as
           Exhibit 10.10 to the 1991 10-K and incorporated herein by
           reference).
 10.10    --Oshman Employees' Profit-Sharing Plan and Trust (filed as Exhibit
           10.11 to the 1992 10-K and incorporated herein by reference).
 10.10(a) --First Amendment to Oshman Employees' Profit-Sharing Plan (filed as
           Exhibit 19.6 to the 1993 10-K and incorporated herein by reference).
 10.10(b) --Second Amendment to Oshman Employees' Profit Sharing Plan (filed as
           Exhibit 10.10 to the Company's October 1995 10-Q and incorporated herein by reference).
 10.10(c) --Third Amendment to Oshman Employees' Profit Sharing Plan (filed as
           Exhibit 10.10 to the Company's October 1995 10-Q and incorporated herein by reference).

 10.11    --Separation Agreement between the Company and Charles Rosemond dated
           February 22, 1993 (filed as Exhibit 10.13 to the 1993 10-K and incorporated herein by reference).
 10.12    --Oshman's Sporting Goods, Inc. 1993 Non-Employee Director Stock
           Option Plan (filed as Exhibit 10.14 to the 1994 10-K and
           incorporated herein by reference).
 10.13    --Oshman's Sporting Goods, Inc. 1994 Omnibus Plan. (filed as Exhibit
           10.13 to the 1995 10-K and incorporated herein by reference).
 10.13(a) --First Amendment to the Oshman's Sporting Goods, Inc., 1994 Omnibus
           Plan (filed as Exhibit 10.13 to the Company's Form 10-Q for the fiscal quarter ended July 29, 1995 and incorporated herein by reference).
 10.14    --Restricted Stock Grant Agreement between the Company and Alvin N.
           Lubetkin, dated
           July 15, 1994 (filed as Exhibit 10.1 to the Company's Form 10-Q for the quarterly period ended July 30, 1994 (the "July 10-Q") and incorporated herein by reference).
 10.14(a) --First Amendment to Restricted Stock Grant Agreement between the
           Company and Alvin N. Lubetkin dated as of July 15, 1994 (filed as
           Exhibit 10.14 to the 1995 10-K and incorporated herein by
           reference).
 10.15    --Employment Agreement between the Company and William N. Anderson, dated June 20, 1994 (filed as Exhibit 10.2 to the July 10-Q and incorporated herein by reference).
 10.16    --Oshman's Sporting Goods, Inc. 1995 Incentive Compensation Plan for
           Senior Management (filed as exhibit 10.16 to the Company's Form 10-Q for the quarterly period ended October 28, 1995 and incorporated herein by reference).
 11.1     --Statement re Computation of per share earnings.
 23.1*    --Consent of Grant Thornton LLP.
 23.2+    --Consent of Mayor, Day, Caldwell & Keeton, L.L.P. (included in
           Exhibit 5)
 24.1*    --Powers of Attorney (included on signature page)

--------
  *Filed herewith
  +To be filed by amendment

ITEM 17. UNDERTAKINGS

    (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions set forth in Item 14 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (c) The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on December 20, 1995.

                                          Oshman's Sporting Goods, Inc.

                                                     Alvin N. Lubetkin
                                          By___________________________________
                                                     Alvin N. Lubetkin
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each person whose name appears below constitutes and appoints Alvin N. Lubetkin (with full power to act alone) his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capabilities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact or agent, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  The Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

  Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Oshman's Sporting Goods, Inc. does not have a Principal Financial Officer.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
           Marilyn Oshman                                          December 20, 1995
------------------------------------
           Marilyn Oshman            Chairman of the Board and
                                      Director
         Alvin N. Lubetkin                                         December 20, 1995
------------------------------------
          Alvin N. Lubetkin          Vice Chairman of the Board,
                                      Chief Executive Officer and
                                      Director (Principal
                                      Executive Officer)
        William N. Anderson
------------------------------------
         William N. Anderson         President, Chief Operating
                                      Officer and Director         December 20, 1995
         Morrie K. Abramson                                        December 20, 1995
------------------------------------
         Morrie K. Abramson          Director
          Marvin Aronowitz                                         December 20, 1995
------------------------------------
          Marvin Aronowitz           Director
           Fred M. Gerson                                          December 20, 1995
------------------------------------
           Fred M. Gerson            Director
         Dolph B. H. Simon                                         December 20, 1995
------------------------------------
          Dolph B. H. Simon          Director
          A. Lynn Boerner                                          December 20, 1995
------------------------------------
           A. Lynn Boerner           Vice President and Chief
                                      Accounting Officer
                                      (Principal Accounting
                                      Officer)